      DUNDEE CORPORATION

         MANAGEMENT’S DISCUSSION AND ANALYSIS

       As at and for the three and nine months ended

September 30, 2006

DUNDEE CORPORATION

Management’s Discussion and Analysis

Dundee Corporation (the “Company” or “Dundee Corporation”) is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.

This interim Management’s Discussion and Analysis has been prepared with an effective date of November 14, 2006 and provides an update on matters discussed in, and should be read in conjunction with, the Company’s Management’s Discussion and Analysis as at and for the year ended December 31, 2005.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars, unless otherwise specified.

SIGNIFICANT INVESTMENTS AND OPERATING SEGMENT

The following table lists the more significant investments in our portfolio as at September 30, 2006, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at September 30, 2006 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	61%	Consolidation	N/A	$805,756
Dundee Bank of Canada (a)	100%	Consolidation	N/A	N/A
Real Estate Segment
Dundee Realty Corporation	78%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust (b)	25%	Equity	$180,974	325,526
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	85,362
Dundee Precious Metals Inc.	21%	Equity	74,255	124,464
Breakwater Resources Ltd. (c)	18%	Equity	54,102	99,795
Iberian Minerals Corp. (d)	N/A	Cost	25,000	27,400

(a)

Subsequent to September 30, 2006, our interest in Dundee Wealth BHC, the parent company to Dundee Bank of Canada (formerly Dundee Wealth Bank), was transferred to a subsidiary of Dundee Wealth Management Inc. for approximately $26 million (see “Transfer of Banking Subsidiaries”).

(b)

Approximately 93% of our interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership (“DPLP”), with the remainder in publicly traded Dundee REIT units.  The DPLP units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  The Company has placed approximately 3.3 million units of DPLP into escrow to satisfy the potential exchange right associated with our Exchangeable Debentures (see “Issuance of $100 million 5.85% Exchangeable Debentures”).

(c)

Book value and period end ownership are reported before considering ownership of 30,801,000 warrants to acquire additional shares of Breakwater Resources Ltd. at $0.20 per share, the market value of which is included in the table above.

(d)

The Company owns a convertible debenture in Iberian Minerals Corp.

DUNDEE CORPORATION

Wealth Management

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) (www.dundeewealth.com).  Dundee Wealth carries on its business through its 84% owned subsidiary, DWM Inc. (“DWM”) and through operating subsidiaries of DWM.  Dundee Wealth reports its operations through two business segments, investment management operations and operations from Dundee Financial Group.  Operations in Dundee Financial Group include all brokerage-related operations, including both financial advisory and capital markets activities.

Our wealth management segment also includes operations from domestic and international banking activities.  Domestic banking activities are conducted through our wholly owned subsidiary, Dundee Bank of Canada, which commenced operations on July 8, 2005.  International banking activities are carried out through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

Real Estate

The real estate segment includes the operations of our 78% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by our 25% interest in Dundee REIT.  (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary, and our 51% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), an oil and gas company that plans to carry out exploration, development, and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 18% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.com) and our interests in Corona Gold Corporation and Valdez Gold Corporation, all of which are accounted for by the equity method.  We have recently invested $25 million to purchase a convertible debenture of Iberian Minerals Corp. (“Iberian”), a Canadian domiciled exploration and mining company that is developing the Agua Tenidas zinc-copper polymetallic mining project in southeastern Spain.  Subsequent to the end of the third quarter of 2006, we increased our investment in Iberian by $3.7 million through the acquisition of special warrants.  We also hold several other investments in public and private companies in the resource sector.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  These investments may be accounted for by the equity method if they are subject to significant influence, otherwise they are accounted for at cost.  This segment also includes general corporate overhead costs, including stock based compensation costs, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

The three and nine months ended SEPTEMBER 30, 2006

compared with the three and nine months ended SEPTEMBER 30, 2005

Consolidated Net Earnings

Net earnings for the nine months ended September 30, 2006 were $58.3 million or $2.33 per share compared with $32.8 million or $1.30 per share in the same period of 2005.  Net earnings for the quarter ended September 30, 2006 were $3.5 million or $0.14 per share compared with $6.4 million or $0.26 per share in the same quarter of last year.

Ö

During the third quarter of 2006, we experienced continued growth in our wealth management operations, with growth in assets under management in Dundee Wealth’s investment management division ranking second amongst the top 15 largest Canadian mutual fund companies as reported by the Investment Funds Institute of Canada.

Ö

In our real estate division, we increased our land holdings in both Calgary and Edmonton with purchases of about $51.8 million in aggregate.

Ö

The value of our investment in Dundee REIT, net of units needed to satisfy the Exchangeable Debentures, increased by $65.5 million.

Ö

Equity earnings from our resources segment were $10.4 million in the third quarter of 2006, primarily from our investments in Breakwater and Dundee Precious, both of which achieved significant profits this quarter.

Ö

Net earnings in the third quarter of 2006 were adversely affected by a $15.1 million unrealized loss in respect of our Exchangeable Debentures, which are exchangeable into units of Dundee REIT.

Ö

Net earnings in our wealth management division were also adversely affect by a $4 million charge to settle a class action litigation suit and a $3.3 million early termination penalty incurred on Dundee Wealth’s  request for the repayment of our $150 million debentures.

Earnings in the quarter include a $15.1 million unrealized loss on our Exchangeable Debentures which are exchangeable into units of Dundee REIT.  At September 30, 2006, there were $92.8 million of Exchangeable Debentures outstanding.  If holders exercised their exchange right, we would have to deliver approximately 3.1 million Dundee REIT units in settlement.  The market value of these Dundee REIT units was approximately $107.8 million at September 30, 2006 and, in accordance with GAAP, we have increased the value of the Exchangeable Debentures on our consolidated balance sheet to equal the market value of the Dundee REIT units we would have to deliver.  This creates an unrealized loss of $15.1 million which has been charged to earnings but which will never be realized because the Company is holding the equivalent number of Dundee REIT units that it intends to use to satisfy the exchange.  Under GAAP, the Company cannot similarly revalue the investment in Dundee REIT units because it is accounted for on an equity basis, which causes a discrepancy.  At the time of an actual exchange, GAAP permits the Company to reverse any revaluation of the liability it has previously taken.

(in thousands of dollars)
	Three Months		Nine Months
For the three and nine months ended September 30,	2006	2005	2006	2005
Wealth management	$2,481	$6,170	$31,824	$21,658
Real estate	9,947	6,689	51,063	25,232
Resources	11,790	2,502	32,231	1,868
Other investments and corporate costs	(2,002)	2,962	(12,982)	(4,324)
Intersegment	818	818	2,454	2,454
	23,034	19,141	104,590	46,888
Unrealized loss on exchangeable debentures	(15,062)	-	(15,062)	-
Dilution gains from consolidated subsidiaries	2,098	638	3,260	13,727
Income taxes	(6,553)	(13,365)	(34,501)	(27,782)
	$3,517	$6,414	$58,287	$32,833

DUNDEE CORPORATION

A more comprehensive discussion of factors that affected each business segment is included under “Segmented Results of Operations.”

Consolidated Earnings Per Share

Earnings available to Class A subordinate shares (“Subordinate Shares”) and class B common shares were $2.33 per share in the first nine months of 2006 compared to $1.30 per share in the same period of 2005.  Details of the weighted average number of shares outstanding and the effect of dilutive securities to the calculation of earnings per share are illustrated in the table below.

(in thousands of dollars except weighted average number of shares outstanding and per share amounts)
Three Months				Nine Months
For the three and nine months ended September 30,	2006	2005	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$3,517	$6,414	$58,287	$32,833
Weighted average number of shares outstanding	25,084,138	25,008,194	25,048,108	25,170,220
Basic earnings per share	$0.14	$0.26	$2.33	$1.30

Effect of dilutive securities to available net earnings	$(63)	$(237)	$(1,722)	$(648)
Effect of dilutive securities to weighted average number of shares outstanding	836,883	690,121	888,965	687,026
Diluted earnings per share	$0.13	$0.24	$2.18	$1.24

Corporate Investments

Other than our consolidated investments, all other investments are recorded as corporate investments on our consolidated balance sheets.  As at September 30, 2006, the market value of these corporate investments, excluding the value of our consolidated investments, was $735.9 million (December 31, 2005 – $566.6 million).  The unrealized market appreciation in respect of our equity accounted investments is in excess of $245 million, including $144 million relating to our investment in Dundee REIT and $101 million relating our resource-related equity accounted investments.  Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)
September 30, 2006			December 31, 2005
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity Accounted Investments	$317,334	$563,230	$252,687	$394,261
Marketable Securities	81,472	89,576	75,945	83,857
Other Portfolio Investments	72,362	83,086	58,742	88,485
	$471,168	$735,892	$387,374	$566,603

In the first nine months of 2006, we invested cash of $41.2 million to our investment portfolio.  Additionally, we received $15.6 million of distributions from Dundee REIT and DPLP.  These distributions were reinvested under Dundee REIT’s distribution reinvestment and unit purchase plan.  Proceeds from the disposition of Dundee Management Limited Partnership, which was completed in the second quarter of 2006, aggregated approximately $13.9 million, and were paid in additional units of DPLP, some of which are held in escrow and will only be released in June 2007.

Since January 31, 2006, we have realized proceeds of $32.1 million on the sale of certain of our investment holdings, generating gains of $14.2 million.  In the first three quarters of 2005, proceeds were $61.5 million and generated gains of $9.2 million.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and general global capital market conditions.  Our portfolio activity will therefore vary from period to period, depending on when we decide to sell a particular holding, which will cause investment gains and losses to fluctuate significantly from period to period.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

Nine months ended September 30, 2006 and 2005

(in thousands of dollars)						2006

Wealth				Other Investments
For the nine months ended September 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$273,121	$-	$-	$-	$-	$273,121
Redemption fees	9,480	-	-	-	-	9,480
Financial services	279,414	-	-	1,797	(1,778)	279,433
Real estate revenue	-	122,306	-	-	-	122,306
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income	8,928	13,117	2,747	13,450	(4,161)	34,081
	570,943	135,423	2,747	15,247	(5,939)	718,421
EXPENSES
Selling, general and administrative	203,783	5,087	1,660	9,947	(1,778)	218,699
Variable compensation	183,524	-	-	-	-	183,524
Trailer service fees	75,897	-	-	-	-	75,897
Operating costs, real estate	-	88,319	-	-	-	88,319
Operating costs, oil and gas properties	-	-	-	-	-	-
	463,204	93,406	1,660	9,947	(1,778)	566,439
OPERATING EBITDA	107,739	42,017	1,087	5,300	(4,161)	151,982
Amortization of deferred sales commissions	39,658	-	-	-	-	39,658
Depreciation, depletion and amortization	13,445	5,498	37	2,053	-	21,033
Interest expense	7,673	7,410	1,053	16,787	(6,615)	26,308
OPERATING EARNINGS (LOSS)	46,963	29,109	(3)	(13,540)	2,454	64,983
Equity earnings	-	24,734	31,409	558	-	56,701
Unrealized loss on exchangeable debentures	-	-	-	(15,062)	-	(15,062)
Non-controlling interest	(15,139)	(2,780)	825	-	-	(17,094)
	$31,824	$51,063	$32,231	$(28,044)	$2,454	89,528
Dilution gains						3,260
Income taxes						(34,501)
NET EARNINGS FOR THE PERIOD						$58,287

(in thousands of dollars)						2005

Wealth				Other Investments
For the nine months ended September 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$211,983	$-	$-	$-	$-	$211,983
Redemption fees	8,620	-	-	-	-	8,620
Financial services	245,099	-	-	2,014	(2,014)	245,099
Real estate revenue	-	108,934	-	-	-	108,934
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income (loss)	2,249	-	(431)	13,277	(1,352)	13,743
	467,951	108,934	(431)	15,291	(3,366)	588,379
EXPENSES
Selling, general and administrative	176,627	6,197	1,982	9,156	(2,014)	191,948
Variable compensation	162,835	-	-	-	-	162,835
Trailer service fees	55,213	-	-	-	-	55,213
Operating costs, real estate	-	75,842	-	-	-	75,842
Operating costs, oil and gas properties	-	-	-	-	-	-
	394,675	82,039	1,982	9,156	(2,014)	485,838
OPERATING EBITDA	73,276	26,895	(2,413)	6,135	(1,352)	102,541
Amortization of deferred sales commissions	32,156	-	-	-	-	32,156
Depreciation, depletion and amortization	7,524	1,660	64	1,062	-	10,310
Interest expense	4,361	3,682	(218)	9,909	(3,806)	13,928
OPERATING EARNINGS (LOSS)	29,235	21,553	(2,259)	(4,836)	2,454	46,147
Equity earnings	-	5,203	3,520	512	-	9,235
Non-controlling interest	(7,577)	(1,524)	607	-	-	(8,494)
	$21,658	$25,232	$1,868	$(4,324)	$2,454	46,888
Dilution gains						13,727
Income taxes						(27,782)
NET EARNINGS FOR THE PERIOD						$32,833

DUNDEE CORPORATION

SEGMENTED STATEMENT OF OPERATIONS

Three months ended September 30, 2006 and 2005

(in thousands of dollars)						2006

Wealth				Other Investments
For the nine months ended September 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$92,391	$-	$-	$-	$-	$92,391
Redemption fees	2,798	-	-	-	-	2,798
Financial services	81,196	-	-	517	(557)	81,156
Real estate revenue	-	37,787	-	-	-	37,787
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income	2,408	3,312	2,460	7,992	(2,337)	13,835
	178,793	41,099	2,460	8,509	(2,894)	227,967
EXPENSES
Selling, general and administrative	72,141	1,256	472	3,175	(557)	76,487
Variable compensation	53,378	-	-	-	-	53,378
Trailer service fees	26,122	-	-	-	-	26,122
Operating costs, real estate	-	28,713	-	-	-	28,713
Operating costs, oil and gas properties	-	-	-	-	-	-
	151,641	29,969	472	3,175	(557)	184,700
OPERATING EBITDA	27,152	11,130	1,988	5,334	(2,337)	43,267
Amortization of deferred sales commissions	13,970	-	-	-	-	13,970
Depreciation, depletion and amortization	5,188	1,769	15	873	-	7,845
Interest expense	4,730	2,785	724	6,678	(3,155)	11,762
OPERATING EARNINGS (LOSS)	3,264	6,576	1,249	(2,217)	818	9,690
Equity earnings	-	3,686	10,375	215	-	14,276
Unrealized loss on exchangeable debentures	-	-	-	(15,062)	-	(15,062)
Non-controlling interest	(783)	(315)	166	-	-	(932)
	$2,481	$9,947	$11,790	$(17,064)	$818	7,972
Dilution gains						2,098
Income taxes						(6,553)
NET EARNINGS FOR THE PERIOD						$3,517

(in thousands of dollars)						2005

Wealth				Other Investments
For the nine months ended September 30, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$76,489	$-	$-	$-	$-	$76,489
Redemption fees	2,729	-	-	-	-	2,729
Financial services	83,526	-	-	669	(669)	83,526
Real estate revenue	-	33,209	-	-	-	33,209
Oil and gas sales, net of royalties	-	-	(48)	-	-	(48)
Investment income (loss)	783	-	(200)	9,935	(730)	9,788
	163,527	33,209	(248)	10,604	(1,399)	205,693
EXPENSES
Selling, general and administrative	64,471	2,059	646	2,790	(669)	69,297
Variable compensation	54,359	-	-	-	-	54,359
Trailer service fees	20,053	-	-	-	-	20,053
Operating costs, real estate	-	23,303	-	-	-	23,303
Operating costs, oil and gas properties	-	-	656	-	-	656
	138,883	25,362	1,302	2,790	(669)	167,668
OPERATING EBITDA	24,644	7,847	(1,550)	7,814	(730)	38,025
Amortization of deferred sales commissions	11,312	-	-	-	-	11,312
Depreciation, depletion and amortization	2,651	504	(8)	530	-	3,677
Interest expense	1,693	1,947	(356)	4,443	(1,548)	6,179
OPERATING EARNINGS (LOSS)	8,988	5,396	(1,186)	2,841	818	16,857
Equity earnings	-	1,736	3,461	121	-	5,318
Non-controlling interest	(2,818)	(443)	227	-	-	(3,034)
	$6,170	$6,689	$2,502	$2,962	$818	19,141
Dilution gains						638
Income taxes						(13,365)
NET EARNINGS FOR THE PERIOD						$6,414

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

➢

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis and in respect of which Dundee Wealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheet.

➢

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by Dundee Wealth and in respect of which Dundee Wealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheet.

➢

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows, primarily in our wealth management segment.

➢

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on our financial results and condition.  Significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2005 (“2005 Audited Financial Statements”) and a description of the judgements and estimates involved in the application of these accounting policies is detailed in our management’s discussion and analysis as at and for the year ended December 31, 2005.

WEALTH MANAGEMENT SEGMENT

In the nine months ended September 30, 2006, the wealth management division earned operating EBITDA of $107.7 million and net earnings, before taxes and non-controlling interest, of $47.0 million on revenues of $570.9 million.  This compares with operating EBITDA of $73.3 million and net earnings, before taxes and non-controlling interest, of $29.2 million on revenues of $468.0 million in the same period of 2005.  In the third quarter of 2006, the wealth management division earned operating EBITDA of $27.2 million (2005 - $24.6 million) and net earnings, before taxes and non-controlling interest, of $3.3 million (2005 - $9.0 million).

Dundee Wealth Management Inc.

➢

RESULTS OF OPERATIONS

Dundee Wealth’s net earnings for the first nine months of 2006 were $25.2 million on revenues of $567.2 million.  This compares with net earnings of $12.7 million on revenues of $465.8 million in the same period of 2005.  EBITDA  in the first nine months of 2006 was $113.7 million, an increase of $38.2 million or approximately 51% over EBITDA of $75.5 million earned in the same period of 2005.  Growth has been driven primarily by higher levels of AUM which, at September 30, 2006 were $22.9 billion compared with $18.5 billion on September 30 of the prior year, as well as increased capital markets activities.

Dundee Wealth’s net earnings during the third quarter of 2006 were $0.9 million compared with $4.6 million in the third quarter of 2005.  As previously noted, earnings in the third quarter of the current year were adversely affected by a $4 million charge to settle a class action litigation suit and a $3.3 million early termination penalty incurred on Dundee Wealth’s request for the repayment of our $150 million debentures.

DUNDEE CORPORATION

(in millions of dollars)
	2006				Year-to-Date
	Third	Second	First		and as at
	Quarter	Quarter	Quarter	Year-to-Date	30-Sep-05
Balance at beginning of period	$21,541	$21,574	$19,299	$19,299	$14,532
Net asset gathering activities	1,215	714	819	2,748	1,567
Market appreciation (depreciation)	112	(736)	1,345	721	2,174
Other changes in AUM, net	61	(11)	111	161	260
Assets under management, end of period	$22,929	$21,541	$21,574	$22,929	$18,533

Assets under administration, end of period	28,229	27,472	29,333	28,229	27,694
Combined assets under management and administration, end of period	$51,158	$49,013	$50,907	$51,158	$46,227

Continued strong asset gathering activities have enabled Dundee Wealth to maintain historically high AUM levels.  In the third quarter of this year, Dundee Wealth gathered over $1.2 billion of new assets, including $0.9 billion in sales by its structured solutions division that was established earlier this year.  During 2006, mutual fund asset growth in the investment management division of Dundee Wealth ranked second among the top 15 largest mutual fund companies and they are now the 11th largest mutual fund company as reported by the Investment Funds Institute of Canada (“IFIC”).  Morningstar Canada, a widely respected independent research company, recently reported that Dynamic Funds stood alone as the fund sponsor with the highest number of distinct mandates earning its 5-star rating.  Five-star rated funds are generally considered to be those that generate superior risk-adjusted returns and indicate that the fund is in the top 10% of its category.  As of October 31, 2006, Morningstar reported that Dynamic had 10 distinct funds with this top rating.

(in thousands of dollars)
		Three months			Nine months
For the period ended September 30,	2006	% Change	2005	2006	% Change	2005
REVENUES
Management fees	$91,213	21%	$75,648	$268,615	28%	$209,056
Performance fees	-	N/A	-	1,250	109%	599
Redemption fees	2,798	3%	2,729	9,480	10%	8,620
Financial service	81,333	(2%)	83,416	279,784	14%	245,072
Other	1,975	89%	1,046	8,107	227%	2,478
	$177,319		$162,839	$567,236		$465,825

Driven primarily by this growth in AUM, management fee revenues in the first nine months of 2006 increased to $268.6 million (2005 - $209.1 million) and increased by 21% to $91.2 million in the third quarter of 2006 compared with $75.6 million in the third quarter of last year.  At September 30, 2006, approximately $4.5 billion of Dundee Wealth’s AUM were subject to management fee arrangements that include a performance fee component.  Performance fee revenue is contingent on market values as at the respective year-ends of the underlying fund portfolio and rollovers of limited partnership assets and, accordingly, they are recorded as revenue only when such year-ends and rollovers have been completed.  In the first nine months of 2006, Dundee Wealth earned performance fee revenue of $1.3 million, all of which was earned in the first quarter of this year.  This compares with $0.6 million in the first three quarters of 2005.  Many of Dundee Wealth’s investment products are structured so that contingent performance fees are calculated at the end of the calendar year.  Accordingly, performance fee revenue is generally higher in the fourth quarter of each year.

Reported financial service revenue was $279.8 million for the first nine months of 2006, a 14% increase compared to $245.1 million for the same period in 2005, although $81.3 million of financial services revenue earned in the third quarter of this year was 2% below levels of $83.4 million earned in the same period of 2005.  In accordance with Canadian GAAP, to the extent that commissions or trailer service fees are paid by Dundee Wealth’s investment management business to Dundee Financial Group, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions.  These eliminations have been growing as the financial advisors of Dundee Financial Group are entrusting a larger percentage of their client AUA in investments managed by Dundee Wealth’s investment arm.  This positive result may have a short-term negative impact to the consolidated financial statements due to the elimination of these intersegment revenues.  In the nine months ended September 30, 2006 the amount of intersegment commission and trailer service fee revenues eliminated in these consolidated financial statements were $42.8 million (2005 - $37.0 million) representing approximately 15% of financial service revenue.  By

DUNDEE CORPORATION

comparison, intersegment commission and trailer service fee revenues eliminated in the third quarter of this year were $13.1 million (2005 - $11.8 million) representing 16% of financial service revenue (2005 – 14%).

Included in financial service revenue during the first nine months of 2006 is approximately $43.6 million of corporate finance revenue generated by Dundee Securities Corporation (“Dundee Securities”), an increase of $20.3 million compared to the same period in 2005.  Dundee Securities is the brokerage subsidiary of Dundee Wealth.  During the first three quarters of 2006, Dundee Securities participated in 176 (2005 – 171) public and private financing transactions which collectively raised approximately $8.8 billion (2005 – $10.1 billion).

In accordance with brokerage industry practice, securities owned and securities sold short are carried at market values, with changes in market values being reported through earnings.  These unrealized gains and losses are largely dependent on capital market conditions and therefore, revenue levels from this activity may vary significantly from period to period.  Principal trading revenue increased by $4.5 million to $21.0 million in the first three quarters of 2006 compared with $16.5 million in the same period of 2005, although these revenues decreased in the second quarter of 2006 following the market decline experienced at the end of that quarter.

Operating expenses in Dundee Wealth, before intersegment eliminations, were $453.5 million in the first nine months of 2006, compared with $390.3 million in the same period of 2005.

(in thousands of dollars)
		Three months			Nine months
For the period ended September 30,	2006	% Change	2005	2006	% Change	2005
EXPENSES
Selling, general and administrative	$68,216	9%	$62,408	$194,103	13%	$172,285
Variable compensation	53,378	(2%)	54,359	183,524	13%	162,835
Trailer service fees	26,122	30%	20,053	75,897	37%	55,213
	147,716	8%	136,820	453,524	16%	390,333
Intersegment distribution fees	(557)	(17%)	(669)	(1,778)	(12%)	(2,014)
	$147,159		$136,151	$451,746		$388,319

Selling, general and administrative costs (“SG&A”) have increased from $172.3 million in the first nine months of 2005 to $194.1 million in the same period of 2006.  Included in this increase is approximately $5.5 million directly related to increased net asset gathering activities and higher revenues in Dundee Wealth’s investment management division.  This increase reflects the investment management division’s strategic decision as an advocate in favour of the advice channel, which has resulted in additional advertising and marketing costs and improved levels of service.

In the second quarter of this year, Dundee Financial Group solidified its business plan and management structure adding personnel, primarily in the area of risk management, treasury and audit, as well as sales and marketing.  The business plan incorporates the activities of Dundee Bank of Canada, and includes the addition of a fixed income and structured product group, both of which were established during the second quarter of this year.  The structured product group obtained its registration as a commercial paper issuer, launching its first product “Skeena Capital Trust” in June of this year and raising $1.2 billion by September 30, 2006 and $1.7 billion by October 31, 2006.

The retail division of Dundee Financial Group is now co-headed by James P. McClocklin and Daniel W. Brintnell, co-founders of Harrington Lane Inc. (“Harrington”).  In connection with these appointments, Dundee Wealth acquired Harrington, a professional advisory company, established to provide education, strategy, training and ongoing advice for corporate executives, managers and professional advisors seeking to service the unique financial and lifestyle needs of wealthy Canadian families.  These services are now uniquely available to Dundee Wealth.  Dundee Wealth added approximately $4.3 million to SG&A costs in Dundee Financial Group during 2006 as compared to 2005 in relation to new personnel hires in anticipation that they later translate into higher revenues.

DUNDEE CORPORATION

Dundee Financial Group is continuing with their system conversion to a new real-time integrated flexible transaction system suitable for both financial advisor and client reporting.  At September 30, 2006, approximately 45% of client accounts were on the new system and Dundee Wealth has indicated that they are on schedule to complete remaining conversions as planned.  Cost reductions in relation to the former back-office system have already been experienced and Dundee Wealth expects to continue to achieve economies of scale and realize operating synergies by eliminating duplicate infrastructure costs and by improving efficiencies in the launch of new tools, products and services to their financial advisors.  The third quarter of 2005 included a non-recurring expense of $5.0 million related to the systems conversion.

Dundee Financial Group incurred an additional $4.0 million of SG&A costs in the third quarter of 2006 relating to a litigation settlement of $7 million, subject to court approval, from a class action lawsuit of a predecessor company inherited on the acquisition of Cartier Partners Financial Group for which was previously accrued $3.0 million.

Variable compensation costs increased by 13% or $20.7 million in the first nine months of 2006 compared with the same period of 2005.  In both the three and nine-month periods ending September 30, 2006 and 2005, these costs represent approximately 66% of financial service revenue.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing services to their clients.  Trailer service fees are calculated as a percentage of the fair value of associated AUM.  Therefore, we expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  Trailer service fees as a percentage of trailer-fee paying AUM increased to 0.57% from 0.53% in the corresponding period of the prior year and currently represent approximately 32% of associated management fees.  This increase reflects a higher average proportion of AUM in asset gathering activities being conducted on an initial sales charge basis, which generally pay a higher trailer service fee.

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CHANGES IN FINANCIAL CONDITION

Client-Related Balances in Dundee Financial Group

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Financial Group represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position.  As at September 30, 2006, client accounts receivable were $447.3 million (December 31, 2005 – $361.9 million) and client deposits and related liabilities as at September 30, 2006, were $398.0 million (December 31, 2005 – $349.9 million).  In addition, in accordance with Canadian GAAP, these client balances are reported without netting of pending trades with a single counterparty if the settlement of such trades is not simultaneous.

Bank Indebtedness (Call Loan Facility) – Dundee Wealth’s brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company’s financial position.  Amounts borrowed pursuant to this call loan facility which, at September 30, 2006, totaled $21.0 million (December 31, 2005 – $33.2 million), are included in bank indebtedness.

Deferred Sales Commissions

Consistent with the first nine months of 2005, the average commission rate paid on mutual fund asset gathering activities conducted on a deferred sales charge basis during the first nine months of 2006 was approximately 4.1%, aggregating $65.5 million (2005 – $59.6 million).  Commission expense has been deferred for accounting purposes and will be amortized over a five-year period.  Amortization of deferred sales commissions was $39.7 million in the first nine months of 2006 compared with $32.2 million in the same period of the prior year.  The contingent redemption fee receivable by Dundee Wealth if all assets sold on a deferred sales charge basis were redeemed at September 30, 2006 would be $291.9 million.

DUNDEE CORPORATION

Conversion of Preference Shares by Dundee Wealth

On November 28, 2005, Dundee Wealth issued preference shares with a value of $10 million in connection with the acquisition of KL Nova Inc.  These shares carried a mandatory redemption feature in the event that the shares were not converted to common shares of Dundee Wealth prior to their maturity date.  Consequently, at December 31, 2005, these preference shares were classified as debt on our consolidated balance sheet.  In the first quarter of 2006, Dundee Wealth exercised its right to convert the preference shares to common shares of Dundee Wealth.  Accordingly, in the current year financial statements, this debt has been reclassified to the non-controlling interest in Dundee Wealth.

Proposed Transactions

Proposed Amalgamation of Dundee Wealth with DWM

Earlier this month, Dundee Wealth announced that its Board of Directors had approved, in principle, an amalgamation between DWM and Dundee Wealth effective January 1, 2007, subject to receiving all necessary approvals.  Both DWM and Dundee Wealth are holding companies with no operating business and no other significant assets other than their interest in their operating subsidiaries.  Accordingly, on amalgamation, Dundee Wealth is proposing to give the non-controlling shareholder of DWM an equivalent percentage ownership in Dundee Wealth to that which it currently has in DWM (see “Contingencies and Commitments”).

Committed Term Sheet for Dundee Wealth

Subsequent to the quarter end, Dundee Wealth entered into a committed term credit facility with a Canadian chartered bank of up to $350 million.  The commitment, which expires February 15, 2007, contemplates that Dundee Wealth will grant security over the assets of its investment management subsidiary.  In the event this loan is completed, the $22.3 million existing facility granted to Dundee Wealth’s investment management division will be terminated.

Conversion of Investment Management Division of Dundee Wealth to an Income Trust

In October 2006, the Board of Directors of Dundee Wealth approved, in principle, a conversion of its investment management division into an income trust and offer the sale of 15% of the trust in an initial public offering.  On October 31, 2006, the Minister of Finance announced a proposal that would start taxing income trusts as corporations, effective immediately for newly created trusts and beginning in the 2011 tax year for existing trusts and accordingly, Dundee Wealth is re-evaluating its decision to convert its investment division to an income trust in light of these proposed amendments.  In any event, such income trust reorganization would not have been formalized until after the amalgamation of Dundee Wealth and DWM is finalized and Dundee Wealth has been advised by the non-controlling shareholder of DWM of its intentions with regard to its put option (see “Contingencies and Commitments”).

Banking Activities

Dundee Bank of Canada

Dundee Bank of Canada is a Schedule I Chartered Bank providing Canadians with an alternative source of banking services offered through registered financial advisors.  Following receipt of its Order to Commence Business from the Office of the Superintendent of Financial Institutions (“OSFI”) in July 2005, Dundee Bank of Canada began operations, initially on a controlled launch basis, and formally launched its initial product line in the third quarter of 2006.  Further product offerings such as investment loans, RRSP products and debit cards are also being assessed.  Domestic banking activities will permit all financial advisors to offer their clients the benefit of a full suite of banking products and services.

DUNDEE CORPORATION

During the first nine months of 2006, Dundee Bank of Canada earned revenues of approximately $0.7 million (2005 – nil).  Net operating costs during this period were $5.5 million (2005 - $1.1 million).  As at September 30, 2006, client deposits at Dundee Bank of Canada had grown to $197.6 million and its residential mortgage portfolio amounted to $95.7 million (December 31, 2005 – $3.3 million).

(in thousands of dollars)
September 30, 2006		% Change	December 31, 2005
High yield and preferred interest chequing	$62,398	278%	$16,498
Short term redeemable GIC's	8,834	5%	8,394
Long term redeemable GIC's	56,433	275%	15,030
Investment savings accounts	69,887	N/A	-
	$197,552		$39,922

At the end of September 2006,  Dundee Bank of Canada launched two new Investment Savings Accounts paying 3.85% in Series A and 4.10% in Series F for clients in fee-based arrangements with their advisors.  Both savings accounts feature no account fees, no hidden minimum balances or conditions, and are eligible for CDIC insurance up to $100,000.  They can be used in registered, non-registered, and margin accounts.  The launch of these products resulted in an increase in Dundee Bank of Canada’s client deposit base to $462 million at the end of October 2006.  To ensure compliance with regulatory capital requirements and as a result of expected increases in client deposits, we funded the operations of Dundee Bank of Canada with another $100 million, which exceeds our current regulatory capital requirements.  The funding came directly from Dundee Wealth's subsidiary, DWM, in anticipation of the transfer of our ownership interest in Dundee Bank of Canada to DWM, which was completed subsequent to the end of the quarter (see “Transfer of Banking Subsidiaries”).

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CHANGES IN FINANCIAL CONDITION

Changes in levels of client deposit balances at Dundee Bank of Canada may cause fluctuations in cash flows.  Since January 1, 2006, cash inflows from client deposits at Dundee Bank of Canada and its subsidiaries were $157.6 million.  Mortgage lending activity resulted in cash outflows of $92.4 million.  Dundee Bank of Canada has established liquidity management policies to manage these fluctuations in cash flows and to ensure that Dundee Bank of Canada is able to prudently meet all of its financial obligations as they come due.

International Banking and Fund Administration Activities

Our international banking and fund administration activities are carried out through The Dundee Bank which holds a Category B Banking License and a trust license from the Cayman Island Monetary Authority.  The Dundee Leeds Group of Companies, wholly owned subsidiaries of The Dundee Bank, are companies incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands.  The Leeds Group provides administrative services to mutual funds, hedge funds and other investment clients.

Revenues from international banking and fee administration activities were $2.9 million in the first nine months of 2006 compared with $2.1 million in the same period of 2005.  In the first nine months of 2006, international banking and administration activities reported an operating loss of $1.0 million compared with an operating loss of $1.4 million in the same period of 2005.

At September 30, 2006, client deposits at The Dundee Bank were US$3.1 million (December 31, 2005 – US$20.2 million) and AUA administered by Dundee Leeds Group were approximately US$17.7 billion (December 31, 2005 – US$21.7 billion).

DUNDEE CORPORATION

Transfer of Banking Subsidiaries

In the first quarter of 2006, we reported to shareholders that we had agreed to transfer our ownership in Dundee Wealth BHC, the parent Company of Dundee Bank of Canada and The Dundee Bank, to DWM.  In July 2006, OSFI approved the transaction and, subsequent to September 30, 2006, we completed the transfer.  The aggregate purchase price was approximately $26 million and as previously discussed, in order to fund capital requirements of Dundee Bank of Canada, DWM contributed an additional $100 million to operations of Dundee Bank of Canada since June 30, 2006.

REAL ESTATE SEGMENT

Our real estate division reported earnings before taxes of $51.1 million in the first nine months of 2006 compared with $25.2 million in the same period of 2005.  This increase includes $19.6 million of dilution gains resulting from the issuance of equity in Dundee REIT and a gain of $9.8 million on the sale of our 50% interest in DMLP (see “Disposition of Property Manager to Dundee REIT”).  For the three months ended September 30, 2006, earnings before taxes were $9.9 million compared with $6.7 million for the three months ended September 30, 2005.  This increase includes gains of $3.3 million relating to Dundee REIT units that were delivered in settlement of exchange rights exercised by holders of Exchangeable Debentures during the third quarter of 2006.

Disposition of Property Manager to Dundee REIT

In May 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company, to Dundee REIT.  Dundee REIT already owned the remaining 50% interest in DMLP.  Proceeds from the purchase price accrued to September 30, 2006 were approximately $13.9 million and were paid through the issuance of 450,000 limited partnership units of DPLP, each unit of which may be converted to units of Dundee REIT on a one-for-one basis at our option.  The purchase agreement includes a price adjustment for up to an additional 100,000 units of DPLP, which will be delivered to Dundee Realty on June 30, 2007, subject to a formula that is based on certain minimum levels of future acquisitions to be completed by DPLP prior to that date.  Included in the proceeds of $13.9 million is the recognition of a further 35,016 DPLP units which have been earned, but not released from escrow.  Dundee Realty recognized a gain of $9.8 million from the disposition.  In connection with the transaction, DMLP and Dundee Realty agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty, for an additional five years to June 30, 2013.

Restructuring of Dundee Realty

In June 2006, we completed the first part of a plan that resulted in the restructuring of Dundee Realty and, in July 2006, the removal of its equity interest in Dundee REIT to a wholly owned subsidiary of Dundee Corporation.  Under the plan, we agreed, amongst other things, to exchange part of our holdings in common shares of Dundee Realty for redeemable preferred shares.  Concurrently, the non-controlling shareholder exercised options to acquire additional common shares at an aggregate price of $1.7 million.  After completion of the first phase of the restructuring plan, our equity interest in Dundee Realty was diluted from 86% to 78%, resulting in an associated dilution loss of $7.0 million which was recognized in the second quarter of this year.

In July 2006, we completed the second and final phase of the restructuring, completing a series of steps that resulted in the transfer of approximately 8.3 million units of DPLP and 0.7 million units of Dundee REIT from Dundee Realty into our newly created, wholly owned subsidiary.  As part of the final phase of the restructuring, the non-controlling shareholder was granted an option, through the issuance of a class of Dundee Realty shares, which will enable the non-controlling shareholder to acquire additional shares of Dundee Realty over a six-year period at a cost of approximately $10.7 million.  If exercised, the share purchases will increase the non-controlling shareholder’s interest in Dundee Realty from 22% to 30%.  The option vests in equal installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.

DUNDEE CORPORATION

Land and Housing Business

➢

RESULTS OF OPERATIONS

Margins from Land and Housing Operations

Land and housing operations generated contribution margins of $34.0 million or 27.8% on revenues of $122.3 million in the first nine months of 2006.  This compares with contribution margins of $33.1 million or 30.4% on revenues of $108.9 million in the same period of 2005.

(In thousands of dollars)
	Three months to September 30, 2006				Nine months to September 30, 2006
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$8,691	$7,360	$1,331	15.3%	$30,328	$23,123	$7,205	23.8%
Land	16,419	10,499	5,920	36.1%	53,470	31,075	22,395	41.9%
Housing and condominiums	12,220	10,854	1,366	11.2%	35,431	32,842	2,589	7.3%
Management fees	31	-	31	100.0%	2,039	1,279	760	37.3%
Other	426	-	426	N/A	1,038	-	1,038	N/A
	$37,787	$28,713	$9,074	24.0%	$122,306	$88,319	$33,987	27.8%

	Three months to September 30, 2005				Nine months to September 30, 2005
	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$3,210	$3,271	$(61)	(1.9%)	$13,477	$9,974	$3,503	26.0%
Land	17,839	9,334	8,505	47.7%	47,746	25,649	22,097	46.3%
Housing and condominiums	10,245	9,692	553	5.4%	42,557	37,298	5,259	12.4%
Management fees	1,455	1,006	449	30.9%	4,146	2,921	1,225	29.5%
Other	460	-	460	N/A	1,008	-	1,008	N/A
	$33,209	$23,303	$9,906	29.8%	$108,934	$75,842	$33,092	30.4%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties – Margins earned from revenue properties were $7.2 million in the first nine months of 2006 compared with $3.5 million in the same period of 2005.  Our real estate division continues to benefit from certain strategic acquisitions made in late 2004 and during 2005.  The Arapahoe Basin ski area in Colorado opened in October 2006, its earliest opening ever, and was the first ski area in North America to open this season.

Land – Revenue from land sales were $53.5 million generating an operating profit of $22.4 million or 42% in the first nine months of 2006.  This compares with revenues of $47.7 million generating an operating profit of $22.1 million or 46% in the same period of 2005.  Dundee Realty continues to have a positive outlook for land sales, especially in western Canada.  Due to strong demand, Dundee Realty has been successful in increasing selling prices on premium products to achieve higher than anticipated margins.  Supply issues with Saskatoon have been resolved and Dundee Realty is in a position to bring to market a variety of products over the next several years.  However, land supply in Calgary will likely only be resolved when Dundee Realty begins the development of the Providence project (see “Real Estate Assets”).

Housing and Condominiums – Revenue from sales of housing and condominium units decreased in the nine month period ended September 30, 2006 to $35.4 million from $42.6 million in the same period of 2005.  In the first nine months of last year, Dundee Realty completed the sale of the Pantages condominium project in downtown Toronto, increasing revenues in that period by approximately $20 million.

Offsetting the decrease are strong revenues from the sale of single-family homes.  In Saskatoon, demand for the Stonebridge project has been strong, and Regina’s overall market continues to be better than projected.  In the first three quarters of 2006, Dundee Realty realized revenues of $9.5 million and earnings of $1.6 million on town-homes and single-family homes in the River Meadows project in Colorado.

DUNDEE CORPORATION

➢

CHANGES IN FINANCIAL CONDITION

Real Estate Assets

Real estate assets increased by approximately 29% since December 31, 2005 to $348.9 million at September 30, 2006.

(in thousands of dollars)

(In thousands of dollars)
	September 30, 2006	% Change	June 30, 2006	December 31, 2005
Land	$174,979	65%	$105,981	$88,130
Housing and condominiums	77,698	10%	70,316	52,749
Revenue properties	96,252	3%	93,465	88,176
	$348,929	29%	$269,762	$229,055

Land Under Development and Land Held for Development – The book value of land inventory increased from $88.1 million at the end of 2005 to $175.0 million at September 30, 2006.  Aggregate land acquisitions in the first nine months of 2006 were $77.9 million.  In January 2006, Dundee Realty acquired 213 acres of land in High River, Alberta at a cost of approximately $9.9 million and, in the second quarter, they expanded their land inventory through the acquisition of a 160-acre land purchase in Calgary at an aggregate cost of $14.0 million.

In the third quarter of 2006, Dundee Realty further increased inventory in Edmonton by 177 acres at a cost of approximately $32.8 million.  Development on this land will commence next year and is expected to significantly increase Edmonton sales.  In addition, Dundee Realty completed a 320-acre land purchase on a site recently annexed to the city of Calgary.  We anticipate development to commence in about three years.  Development approvals for the Providence project are still pending, but Dundee Realty expects to initiate development within the next year.  Dundee Realty is also in the process of obtaining development approvals on a 35-acre site in west Calgary, which are expected to be received in the spring of 2007.  We expect to see a significant sales increase in Calgary over the course of the next year as the Providence project and 35-acre site move into development.

In addition to acquisition costs, Dundee Realty incurred development costs on land of approximately $36.1 million, mainly in Saskatoon and Edmonton.

Inventory of Housing and Condominiums – Overall, we continue to see a strong housing market, especially in western Canada and accordingly, Dundee Realty continues to develop its inventory of housing and condominiums.  Housing and condominiums inventory increased 47% to $77.7 million as at September 30, 2006 compared with $52.7 million at December 31, 2005.  Included in this increase are development costs of $25.8 million in Saskatoon and Regina.  Additionally, Dundee Realty has incurred development costs of $9.4 million on the Princeton project in Calgary and an aggregate of $8.7 million on other projects.  The Princeton development is nearing completion and initial closings are anticipated by the end of 2006.  The project is expected to be completed in the second quarter of 2007.

Dundee Realty continues to develop the Pure Spirits condominium at the Distillery District in Toronto.  It recently obtained approval to sever the property in accordance with its expansion plans and is now in a position to further the development approvals and finance the land.

Revenue Properties – Dundee Realty’s portfolio of revenue properties increased 9% in the first nine months of 2006 to $96.3 million from $88.2 million at December 31, 2005.  Acquisitions during 2006 include $2.1 million to acquire a 50% interest in “Willows Golf Inc.” in Saskatoon which was completed in the first quarter of this year.  In the first quarter of this year, Dundee Realty also invested $0.6 million to acquire a 37.5% interest in the Pure Spirit and Boiler House restaurants in the Distillery District.

DUNDEE CORPORATION

In the first nine months of 2006, Dundee Realty incurred development costs on revenue properties of approximately $5.6 million, including $1.4 million to restore buildings in the Distillery District to a leaseable condition.  In addition, a further $2.0 million was invested in Arapahoe Basin.  These costs include the construction of a rental shop in the first quarter of this year and costs associated with constructing a restaurant on the mountain, which was initiated late in the second quarter of 2006 with anticipated completion scheduled for February or March of 2007.

Real Estate Debt

Real estate debt as at September 30, 2006 was $212.6 million (December 31, 2005 – $121.2 million) including $149.2 million which is divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  Approximately $47.5 million (December 31, 2005 – $49.3 million) of aggregate debt in our real estate division is subject to a fixed, weighted average interest rate of 4.93% as at September 30, 2006 (December 31, 2005 – 4.42%) and matures between the fourth quarter of 2006 and 2017.  Another $101.7 million (December 31, 2005  –  $71.9 million) of real estate debt is subject to a weighted average variable interest rate of 7.08% (December 31, 2005  –  7.16%).

In the first quarter of 2006, Dundee Realty arranged for a revolving operating facility which is available up to a formula-based maximum of $50 million, which was increased by amendment in the third quarter of this year to $100 million.  The facility bears interest at prime plus 0.5% or at corporate bankers’ acceptance rates.  The facility is secured by a general security agreement and a first charge against two of Dundee Realty’s land parcels held in Calgary and Edmonton.  At September 30, 2006, Dundee Realty had borrowed $63.4 million against this facility.

Dundee REIT

Included in our equity earnings for the nine months ended September 30, 2006 is $24.7 million from our investment in Dundee REIT.  Our equity earnings include a dilution gain of $19.6 million, primarily from the issuance of equity in Dundee REIT and from the exercise of exchange rights associated with its debt.  Our share of earnings in the first nine months of 2006 was $5.2 million, including $1.8 million earned in the third quarter of 2006.

Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At September 30, 2006, Dundee REIT’s portfolio consisted of approximately 18.4 million square feet of gross leaseable area, located primarily in its target markets of Toronto, Ottawa, Montreal, Calgary and Edmonton.  Dundee REIT reported a 41% increase in net operating income in the third quarter of 2006 compared with the same period of 2005.  Funds from operations were $26.9 million in the third quarter of 2006, an increase of 57% over funds from operations in the third quarter of the prior year.

We received distributions from Dundee REIT of $15.6 million in the first nine months of 2006 compared with $14.1 million in the same period of 2005.  We continue to elect to receive these monthly distributions in additional units and, at September 30, 2006, we held 8.8 million units of DPLP and 0.6 million units of Dundee REIT.  Collectively, this represents an interest of approximately 25%.  Approximately 3.3 million DPLP units have been pledged under the terms of our Exchangeable Debentures.  Assuming the conversion of our DPLP units to Dundee REIT units, the market value of our total investment position at September 30, 2006 was $325.5 million, or $232.7 million, net of the par value of our Exchangeable Debentures.

On October 31, 2006, the federal Minister of Finance announced a “Distribution Tax” on publicly traded income trusts and publicly listed partnerships.  Management of Dundee REIT has indicated that they believe that Dundee REIT will be excluded from the new tax, however, they will be evaluating the draft legislation when it becomes available to determine the impact, if any, on Dundee REIT.

DUNDEE CORPORATION

RESOURCES

Earnings before taxes and non-controlling interest in the resources segment increased to $31.4 million in the first three quarters of 2006 compared with $1.3 million in the same period of 2005.  This increase is primarily from higher earnings in several of our equity accounted investments, particularly Breakwater and Dundee Precious.  Currently, operating results in our resources segment are derived primarily from these equity earnings.  Our operating subsidiary, Eurogas, no longer has any production revenue since it is focusing on the international development of energy projects that are not yet operational.

Eurogas Corporation

Eurogas’ efforts in 2006 have been focused on designing a plan for the development of the Castor Underground Natural Gas Storage (“Castor UGS Project”) in Spain and on the Sfax permit located offshore Tunisia.  In the first nine months of 2006, Eurogas capitalized costs of $5.6 million (2005 - $15.3 million) in respect of these two projects, including $3.0 million (2005 - $2.8 million) in the recent quarter.  At September 30, 2006 Eurogas had approximately $20 million in working capital.  It incurred a loss of $0.5 million in the three months ended September 30, 2006 (2005 - $0.4 million) and $1.6 million (2005 - $1.1 million) on a year-to-date basis.

Castor UGS Project (Spain)

Eurogas’ Castor UGS Project entails the conversion of the abandoned Amposta oil field, located 21 kilometers off the eastern Mediterranean coast of Spain, to natural gas storage operations.

In the third quarter of this year, Eurogas’ subsidiary, Escal UGS S.L. (“Escal”) entered into an assistance contract with the leading industrial firm in Spain, ACS Group, for the development of the Castor UGS project.  Under the terms of the contract, ACS Group will undertake the Front End Engineering and Design (“FEED”) study and provide permitting and licensing services.  The FEED study will take approximately five to six months, will result in a fixed price determination for the project investment, and will form the basis for an award of a turnkey contract for engineering, procurement, and construction.  The cost of the work is expected to be approximately Euro 1.5 million to Euro 2.0 million.  ACS Group is the largest construction group in Spain and the eighth largest in the world and it is a global leader in the creation, construction, and operation of infrastructure in a variety of industrial sectors, including the oil and gas sector.

Eurogas invested $2.3 million during the third quarter and $4.1 million on a year-to-date basis on its development project, including $0.7 million on reservoir simulation modeling and analysis in preparation for the FEED study.  This compares with an aggregate of $14.7 million invested in the first nine months of 2005 during which Eurogas completed two major milestones in the Castor UGS development plan, including the completion of the Castor #1 appraisal well and the 3-D seismic program over the Amposta reservoir.  In addition to these development costs, Eurogas incurred operating costs of $0.7 million in respect of this project.  Generally, operating costs have been capitalized to the cost of the project.

At September 30, 2006, Eurogas held a 73% working interest in the Castor UGS Project and a 100% interest in all hydrocarbons produced from the property.

Sfax Permit (Tunisia)

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Its 1.0 million acre Sfax Permit is located in shallow Mediterranean waters off Tunisia’s east coast in the Gulf of Gabes.  During the third quarter of this year, Eurogas, which holds a 45% working interest and is a non-operating partner in the permit, and its operating partner, Atlas Exploration Worldwide Ltd. (“APEX”), initiated two projects to evaluate the hydrocarbon potential of the permit.

Early in the third quarter of this year, Eurogas and APEX entered into a Farmout Option Agreement (the “Agreement”) with Anadarko Petroleum Corporation (“Anadarko”) for exploration on most of the Sfax Permit.  Under the terms of the Agreement, Anadarko has the ability to earn a working interest of 75% in the permit following a multi-phase work program scheduled to occur over a 3½-year period.  Specifically excluded from the Agreement are three areas covering a total of 50,400 acres

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surrounding three prior oil discoveries, including Ras El Besh.  Subsequent to the end of the quarter, Anadarko received approval from Tunisian authorities to proceed with the first seismic acquisition program.  An environmental impact assessment is being prepared, mobilization has begun, and the plan is to start the program in early 2007.

In July 2006, Eurogas and APEX were awarded a development concession by the Tunisian Hydrocarbon Committee for the Ras El Besh structure.  Plans are underway to secure a drilling rig and during the fourth quarter of 2006, Eurogas anticipates investing US$1.1 million in an offshore production platform.  A floating oil storage tanker will be required following a successful drilling of the well.

Eurogas invested $0.7 million during the quarter and $1.3 million on a year-to-date basis on this development project.  Aggregate amounts invested in 2006 include $0.7 million (2005 - $0.8 million) for operating costs and studies conducted by the permit operator and $0.3 million in preparation for the drilling of the Ras El Besh project described previously.  Operating costs in respect of this project are generally capitalized.

Resource Based Equity Accounted Investees

In the first nine months of 2006, equity earnings from resource investments were $31.4 million compared with $3.5 million earned in the same period of 2005.   Earnings in the quarter ended September 30, 2006 were $11.8 million compared with $2.5 million in the same quarter of 2005.

Dundee Precious Metals Inc.

During the nine months ended September 30, 2006, Dundee Precious reported net earnings of $51.3 million compared with $13.7 million in the same period of 2005.  On a year-to-date basis, gross profits from mining operations were $47.8 million on mining revenues of $78.1 million representing a margin of approximately 61%.  This compares with gross profits of $2.7 million on mining revenues of $30.1 million in the same period of 2005, representing a margin of approximately 9%.  The dramatic improvement in profitability was primarily a result of significantly higher metal prices.  In addition, Dundee Precious reported investment income of $42.1 million in the first three quarters of 2006, of which $16.0 million was earned in the third quarter.  This compares with $27.1 million in the first three quarters of last year, of which $25.9 million was earned in the third quarter.  At September 30, 2006, Dundee Precious had working capital of $63.7 million and an investment portfolio with a market value of $162.3 million.

We recorded equity earnings of $11.1 million in respect of our investment in Dundee Precious, including $2.9 million recorded in the third quarter of this year.  At September 30, 2006, we held approximately 11.4 million shares of Dundee Precious with a market value of $124.5 million, representing a 21% interest.

In December 2005, the Board of Directors of Dundee Precious approved an investment of US$175 million to undertake the mine expansion and construction of a metal production facility at the Chelopech Mine in Bulgaria.  This investment is based on the results of its definitive feasibility study undertaken by GRD Minproc Ltd.  Dundee Precious has not received a final resolution on the approval of the environmental impact assessment from the Bulgarian ministry and the Bulgarian Court has ordered the Minister to issue a final resolution to the project which is required by law.  The delay in obtaining the ministry approval has caused Dundee Precious to commence assessing alternative locations for its proposed metal processing facilities which may result in a slowdown of operations at Chelopech until facilities can be constructed and commissioned or alternative markets for the Chelopech concentrate can be found.  Dundee Precious filed an environmental impact assessment on its Krumovgrad Gold project in Bulgaria.  Dundee Precious has not received a decision on this study from the Bulgarian Ministry of Environment and Waters within the statutory time limit and accordingly, Dundee Precious has also brought this issue in front of the Bulgarian courts.

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In April 2006, Dundee Precious and the Government of Serbia signed exploration and mining concession contracts for three exploration and exploitation concessions in Serbia.  The exploration concession is granted for a three year period, renewable for an additional two years, and includes mining rights that have been granted for 25 years.  Dundee Precious has allocated $13.6 million for the 2006 exploration program in Serbia.

On August 23, 2006, Dundee Precious announced that it had acquired 80% of Vatrin Investment Limited, a private entity that holds 100% of Deno Gold Mining Company, its principal asset being the Kapan mining project in southern Armenia.  The transaction amounted to US$22 million and Dundee Precious has committed an additional $10 million for mine expansion.

Subsequent to the end of the quarter, Dundee Precious announced that it had acquired a 47% interest in Goldbelt Resources Ltd., a company committed to becoming a significant and profitable mining company in West Africa.

Breakwater Resources

Breakwater is a base metals company with operations in Canada, Honduras and Chile, producing zinc, lead, copper and gold concentrates.

Breakwater reported net earnings of $109.1 million in the first nine months of 2006, significantly higher than the $4.9 million earned in the same period of 2005.  Earnings include a gain of $13.8 million realized in the third quarter of 2006 in respect of the sale of the Caribou property in that period.  We recorded equity earnings of $20.4 million in respect of this investment, including $7.6 million in the third quarter of this year.

In the first three quarters of 2006, Breakwater realized contribution margins from mining activities of $101.2 million on net revenues of $214.1 million or 47% compared with contribution margins of 11% or $17.9 million on net revenues of $167.9 million in the comparative period of the prior year.  Propelled by robust base metal prices, gross revenues in the current year have exceeded revenues earned in the same period of 2005 by almost 15%, despite a 38% decrease in concentrate tonnage sold.  Sales of zinc represented 69% of gross revenues.  Decreases in concentrate tonnage sold result primarily from the closure of two mines in the previous year.  Contribution margins per tonne of concentrate sold increased to approximately $423 in the first nine months of 2006 compared with $286 in the same period of last year.

In March 2006, we exercised our warrants to acquire 1,000,000 shares of Breakwater for $190,000.  At September 30, 2006, we held approximately 71.1 million shares of Breakwater with a market value of $73.9 million representing an 18% interest.  In addition, we held warrants to acquire an additional 30.8 million shares of Breakwater at $0.20 per share which, if exercised, would increase our interest to approximately 24.5%.

Valdez Gold Corporation

During the first quarter of 2006, Valdez successfully completed a rights offering for the issuance of 15.2 million common shares at a price of $0.18 per share and raised gross proceeds of approximately $2.7 million.  Proceeds from the rights offering were used primarily to repay a demand loan that we had issued to Valdez in order for it to exercise 2.5 million warrants of Quest Capital Corporation at a price of $1.50 per share.  Dundee Corporation acquired 5.6 million shares under the rights offering.  In addition, we received 0.3 million shares with a value of $59,000 as consideration for providing a standby commitment to Valdez pursuant to which we would acquire up to 75% of shares not otherwise tendered under the rights offering.

Valdez’s principal focus is to exploit the exploration potential of its Los Jarros and Jarros Norte properties in Mexico.  Valdez acquired the property through claim staking and title is maintained by paying property taxes to the Federal Government of Mexico and meeting certain assessment requirements.  Work performed to date has focused primarily on general maintenance and on obtaining an exploitation title.

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In August 2006, Dundee Resources entered into an arrangement with Valdez whereby Dundee Resources will provide technical expertise that will include developing a drilling program and coordinating all facets of the company’s exploration efforts in Mexico.  At present, very little is known with respect to the detailed geology of the Jarros Norte claims.  However, the Sierra Madre region, in which the claim is located, holds widespread epithermal alteration systems and a number of gold and gold/silver deposits have recently been defined in the region.  In view of that, in October 2006, Valdez announced that it would begin a geological mapping, rock sampling, and stream sampling program on its Jarros Norte claim.  This work should result in the development of targets that will require more detailed mapping and sampling programs with the objective of generating drill targets.  The first stage is expected to be completed by January 2007.

At September 30, 2006, we held 25.9 million shares of Valdez with a market value of $8.0 million.  Subsequent to September 30, 2006, the Company acquired 560,625 common shares of Valdez in a private placement for $0.1 million.

Corona Gold Corporation

At September 30, 2006, we held approximately 5.0 million shares of Corona with a market value of $1.5 million representing a 27% interest.

Corona is involved in the exploration of geologically attractive properties for precious and base metals in Canada.  Currently, Corona’s principal activities are in northwestern Ontario.  In the past nine months, work on these properties was limited to care and maintenance.  However, considerable effort was made to keep all claims in respect of these properties in good standing.  This involved the distribution of available assessment work credits and option payments in accordance with option agreements covering certain patented claims.

In June 2006, Corona announced that it would sell its 51% interest in the Sugar Zone property in Sault Ste. Marie, Ontario to the non-controlling partner, Harte Gold Corporation (“Harte”).  The Sugar Zone property consists of approximately 326 unpatented mining claim units.  Under the terms of the agreement, Corona would receive $5 million in cash and warrants to purchase 2.5 million common shares of Harte at $0.50 per share.  Corona will retain an option to re-acquire a 20% interest on the property on payment of $1.0 million and 20% of costs incurred by Harte following the closing date.  In September 2006, Corona announced that the closing of the transaction had been delayed.  Under the terms of the extension, if the purchase by Harte is not completed by December 31, 2006, Corona will have the right, exercisable until April 30, 2007, to purchase the 49% interest in the Sugar Zone property from Harte for $5 million in cash.

Other Activities in Dundee Resources

Bolivian Investment Opportunities

In mid-2005, our wholly owned subsidiary, Dundee Resources signed a letter of intent with American International Trading Corporation Inc. (“AITCO”) to acquire a 50% equity interest in a wholly owned subsidiary of AITCO (“AITCO Barbados”) for US$5 million.  Dundee Resources has also agreed to provide AITCO Barbados with a US$6 million line of credit.  The proceeds of this financing are being used by AITCO to evaluate and develop certain prospective tin mining projects in Bolivia (the “Projects”).  At September 30, 2006, Dundee Resources had advanced US$4.8 million to AITCO to provide interim financing for the Projects.  Closing of this transaction was expected to be completed in the third quarter of 2006, but has since been delayed and is currently scheduled for late in the fourth quarter of 2006 or the first quarter of 2007.

Dundee Resources is evaluating other Bolivian investment opportunities that may be conducted through AITCO Barbados.  It is anticipated that AITCO Barbados will spend the full US$11 million in equity and debt financing provided by Dundee Resources on the completion of pre-feasibility stage studies on the Projects over the next 12 to 18 months.

On May 1, 2006, the Bolivian Government announced a new decree whereby Bolivia will regain ownership of oil and gas resources and take charge of their commercialization, relegating foreign companies to the status of operators.  At that time, no similar action had been taken in respect of the mining industry.  In October 2006, clashes erupted when miners from independent

DUNDEE CORPORATION

cooperatives confronted workers of state-owned mines, demanding access to these mines, prompting suggestions by the Bolivian government to expropriate mines in which owners have not invested sufficiently.  In November, the Bolivian government acknowledged that it did not currently have the necessary economic resources to nationalize the mining industry, and that current plans would be focused at generating new jobs and investment in the mining sector.  We will continue to monitor these events as part of our evaluation of future investment opportunities.

Iberian Minerals Corp.

In the third quarter of 2006, Dundee Resources purchased a $25 million, 5-year convertible subordinated secured debenture in Iberian, the outstanding principal amount of which is convertible into units of Iberian at a conversion price which increases from $1.25 per unit to $1.52 per unit at maturity of the debentures.  Each unit of Iberian consists of one common share in Iberian and one-half of a warrant, each warrant being exercisable for one common share of Iberian at an exercise price of $2.00 for a period of two years.  At any time after three years, Iberian may accelerate the conversion feature if the closing price of Iberian exceeds $2.00 per share for a specified period.  The debenture bears interest at 6% per annum, which is expected to be paid in common shares of Iberian at its prevailing market price.

Iberian is a Canadian domiciled exploration and mining company that is developing the Aguas Tenidas zinc-copper polymetallic mining project (the “Project” or “Mine”) in southeastern Spain.  In February 2006, Steffen, Robertson and Kirsten (U.K.) Ltd., independent mining consultants completed a positive feasibility study (the “SRK Study”) on the Project.  The SRK Study indicates that Iberian will need an additional US$100 million of debt financing in order to complete construction of the Mine.  The Project is expected to receive its final permitting in the fourth quarter of 2006, with construction of the Mine expected to start thereafter.  During the third quarter, permits to start underground development of the Mine were received and work on these activities has commenced.

Subsequent to September 30, 2006, Dundee Resources acquired an additional 2.8 million special warrants for aggregate consideration of $3.7 million.  Each special warrant consists of one common share and one quarter of each of common share purchase warrants, Series 1 and common share purchase warrants, Series 2.  Each whole common share purchase warrant, Series 1 will entitle the holder at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.20 per share.  Each whole common share warrant, Series 2 is exercisable at any time for a period of two years from the date of issuance to acquire one common share of Iberian for $2.60 per share.  The exercise period of the common share purchase warrant, Series 2 may be extended for an additional two years if certain conditions are met.  The proceeds of the issuance and sale of the special warrants will be held in escrow and will only be released to Iberian upon receipt of a permit from the applicable Spanish authorities for expansion of the activity at Aguas Tenidas Mine and the issuance of 30 million common shares pursuant to previously issued installment receipts.  If such conditions are not met by December 31, 2006, the special warrants will be repurchased by Iberian at their issue price plus accrued interest.  Assuming the conversion of the special warrants recently acquired and the conversion of the $25 million and associated warrants, Dundee Resources would own approximately 19% of Iberian.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the recognition of our proportionate interest in the operating results of the underlying investee.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.

DUNDEE CORPORATION

(in thousands of dollars)
Three Months				Nine Months
For the three and nine months ended September 30,	2006	2005	2006	2005
Investment income	$7,992	$9,935	$13,450	$13,277
Equity earnings	215	121	558	512
	$8,207	$10,056	$14,008	$13,789

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $9.9 million in the first three quarters of 2006 compared with $9.2 million in the same period of 2005.

Corporate Interest Expense

Corporate interest expense was $16.8 million in the first three quarters of 2006 compared with $9.9 million in the same period of 2005.  The increase is primarily attributed to interest on our $100 million, 5.85% Exchangeable Debentures which were only issued at the end of the second quarter of last year, as well as a $3.3 million fee paid on the early redemption of our 6.70% unsecured debentures (see “Corporate Debt”).

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Issuance of 6,000,000 5.00% Cumulative Redeemable First Preference Shares, Series 1 (“Series 1 Shares”).

On June 22, 2006, we completed a public offering of 6 million Series 1 Shares.  The Series 1 Shares are generally non-voting except in limited circumstances and they entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.

The terms of the Series 1 Shares permit us to redeem the shares at any time after June 30, 2006 at a redemption price that declines over time, starting at $27.25 per Series 1 Share if the shares are redeemed prior to June 30, 2007, to $25.00 per share if the Series 1 Shares are redeemed after June 30, 2015 (the “Redemption Price Schedule”).  We also have the right to convert the Series 1 Shares to Subordinate Shares on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.  We may also repurchase the Series 1 Shares for cancellation, either in the open market or through a private transaction.  The Series 1 Shares are retractable by shareholders after June 30, 2016 at a price of $25.00 per Series 1 Share.

In accordance with Canadian GAAP, certain terms of the Series 1 Shares require that they be classified as debt rather than equity.  Accordingly, dividends on the Series 1 Shares will be included as interest expense on the consolidated statement of net earnings on an accrual basis.

Corporate Debt

$150 million 6.70% Unsecured Debentures ─ On August 8, 2006, we redeemed all of the outstanding $150 million, 6.70% unsecured debentures which were due to mature on September 24, 2007.  The aggregate cash redemption price was $157.0 million and included principal of $150.0 million, accrued and unpaid interest of $3.7 million, and a redemption premium of $3.3 million.  We funded the redemption price, in part, using proceeds that we raised on our recent offering of Series 1 Shares.

Revolving Term Credit Facility ─ In the third quarter of 2006, we renewed our $100 million revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2007.  The amended facility provides for tiered interest charges and standby fees, similar in nature to our previous facility.  As at September 30, 2006 and during the nine months then ended, the Company had complied with all financial covenants of the facility.

DUNDEE CORPORATION

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, Dundee Corporation issued $100 million 5.85% exchangeable unsecured subordinated debentures (“Exchangeable Debentures”), which mature on June 30, 2015.  Each $1,000 Exchangeable Debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.3 million units of DPLP, each unit of which can be converted into a unit of Dundee REIT.  Interest on the Exchangeable Debentures is paid semi-annually on June 30 and December 31 of each year.

During the third quarter of 2006, holders of Exchangeable Debentures exercised the conversion feature on $7.2 million of debt.  We released approximately 242,000 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $3.3 million.

Under Canadian GAAP, the carrying value of the Exchangeable Debentures will be increased when the market value of the underlying Dundee REIT units exceed $29.75.  This change in the carrying value of the Exchangeable Debentures is recorded as a charge to earnings, net of associated income tax effects, even though we would continue to hold the offsetting Dundee REIT investment.  As a result, the Company’s reported net earnings could vary significantly from period to period as evidenced by an unrealized loss of $15.1 million on the Exchangeable Debentures which was recognized in the third quarter of 2006.

Income Taxes

Our net future income tax liability at September 30, 2006 was $99.3 million (December 31, 2005 – $89.1 million) including future income tax liabilities aggregating $163.8 million (December 31, 2005 – $148.7 million), offset by future income tax assets of $64.5 million (December 31, 2005 – $59.6 million).

Significant changes in future income tax balances during the first nine months of 2006 were:

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A decrease in net future income tax liabilities of approximately $4.2 million, reflecting substantively enacted Federal corporate income tax rate reductions introduced in the 2006 Federal budget.

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An increase in future income tax liabilities of $3.4 million relating to insurance-related acquisitions completed by Dundee Wealth in 2006.  In accordance with GAAP, we are required to calculate and include the potential income tax liability that could be incurred in respect of our possible divestment of customer relationships acquired in these transactions, whether or not the Company intends to do so.

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An increase in future income tax liabilities of $9.7 million associated with deferred sales commissions.  Commissions paid by the wealth management division are immediately deductible for income tax purposes, although we defer these expenses for accounting purposes, with amortization occurring over five years.

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An increase in future income tax liability of approximately $11.0 million associated with equity earnings.

The Company’s income tax rate for accounting purposes was 31% for the nine months ended September 30, 2006.  In the three months ended September 30, 2006, the Company’s income tax rate for accounting purposes was 60%, which is significantly higher than the combined Canadian federal and provincial statutory income tax rate of 36%.  The main cause of this difference is the non-tax deductibility of stock based compensation which is an expected adjustment to our tax rate provision as well as $3.3 million of interest expense which is treated as an eligible capital expenditure for tax purposes and will only give rise to a partial deduction over a number of years.

DUNDEE CORPORATION

Non-Controlling Interest

Non-controlling interest increased from $386.0 million at the end of 2005 to $429.6 million at September 30, 2006.  Changes in the carrying value of non-controlling interests are detailed in the table that follows:

(in thousands of dollars)
	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, beginning of year	$338,178	$10,056	$37,778	$386,012
Non-controlling interest in earnings	15,139	2,779	(824)	17,094
Dividends paid to non-controlling shareholders	(2,320)	(1,680)	-	(4,000)
Changes in cumulative foreign exchange adjustment	-	(153)	-	(153)
Transactions by non-controlling shareholders	28,524	3,095	2,306	33,925
Dilution (gains) loss resulting from transactions by non-controlling shareholders	(9,911)	6,957	(306)	(3,260)
Balance, end of period	$369,610	$21,054	$38,954	$429,618

Share Capital

At September 30, 2006, there were 24,057,757 Subordinate Shares and 1,040,441 Class B common shares outstanding.  In December 2005, we issued a substantial issuer bid pursuant to which we offered to acquire up to 2.5 million Subordinate Shares.  Shareholders tendered 71,412 Subordinate Shares, all of which were cancelled at $29.50 per share.

During the first three quarters of 2006, we issued 5,284 Subordinate Shares under the terms of our employee share purchase plan at an average price of $37.07 per share.  We also issued 3,793 Subordinate Shares on the redemption of an equivalent number of deferred share units following the resignation of a director.  The associated deferred share units had previously been issued at a value of $22.28 per unit.

Since December 31, 2005 we have issued 204,146 Subordinate Shares on the exercise of options at an average price of $16.08 per share.  Approximately 95,490 of these options were exercised immediately prior to their 10 year expiry date and a further 100,000 options were exercised by a former employee following his employment termination in the fourth quarter of 2005.  In addition to options exercised, we paid $4.9 million to cancel 283,306 options, the majority of which had been issued to former employees.  As at September 30, 2006 we had granted 1,404,549 options with a weighted average exercise price of $20.59 of which 1,092,548 options were exercisable, as holders had met the vesting criteria.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents decreased from $413.3 million at the end of 2005 to $396.1 million as at September 30, 2006.  In addition to cash and cash equivalents, corporate investments with a carrying value of $81.5 million (December 31, 2005 – $75.9 million) and a market value at September 30, 2006 of $89.6 million (December 31, 2005 – $83.9 million) are redeemable funds managed by Dundee Wealth.

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2005 are detailed below:

Significant Cash Flows from Operating Activities

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Changes in operating cash flows in Dundee Financial Group and in our banking operations may vary significantly on a day-to-day basis, but do not necessarily reflect any change in our financial position, as previously noted.  Changes in client balances represented a cash inflow to operating activities of $7.9 million in the first three quarters of 2006 as compared with cash inflows of $10.4 million in the same period of 2005.  Trading in brokerage securities owned and brokerage securities sold short generated a cash outflow of $20.3 million in the first three quarters of 2006 compared with $12.4 million in the same period of 2005.  Consistent with changes in client account balances, amounts repaid on the call loan facility in Dundee Wealth’s brokerage subsidiary resulted in a cash outflow of $12.1 million in the first

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nine months of 2006 compared with amounts borrowed generating a cash inflow of $14.8 million in the same period of 2005.

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Dundee Realty generated operating cash outflows of $16.9 million in the first three quarters of 2006 compared with $2.3 million of cash inflows in the same period of 2005.  Dundee Realty’s operating cash flows include expenditures of $38.1 million (2005 - $23.3 million) incurred in the development of land, housing and condominium inventory.

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During the quarter, and in respect of the launching of our structured products, we placed $5.0 million in a segregated reserve account to support Skeena’s day-to-day operations as well as anticipated and unanticipated administrative costs and expenses.

Significant Cash Flows from Investment Activities

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In the first three quarters of 2006, $65.5 million (2005 – $59.6 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher levels of asset gathering activities in Dundee Wealth.

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During the first three quarters of 2006, we invested $41.2 million (2005 – $68.4 million) in new investments or in acquiring an increased interest in existing investment portfolio positions.  Proceeds from sales of corporate investments were $32.1 million in the first three quarters of 2006.  In the first three quarters of 2005, we generated cash inflows of $61.5 million from sales of investments.

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Dundee Wealth disbursed cash of $6.0 million to complete certain acquisitions in 2006.

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Real estate acquisitions and development activities required cash of $74.6 million in the first three quarters of 2006.  This compares with $67.2 million of cash required in the same period of 2005.

Significant Cash Flows from Financing Activities

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In June 2006, we raised net proceeds of $145.4 million from a public offering of preference shares (Series 1 Shares).  Proceeds were temporarily used to repay amounts borrowed pursuant to our revolving term credit facility and partially used to redeem our 6.70% secured debentures at an aggregate redemption price of $157.0 million.

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During the first nine months of 2006, we paid $2.5 million to acquire our shares for cancellation under the terms of our substantial issuer bid. In addition, Dundee Wealth paid $0.8 million to acquire shares under its own normal course issuer bid.

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During 2006, our subsidiaries paid dividends of $4.0 million to non-controlling interests.

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We received cash of $3.4 million on subscriptions of Subordinate Shares, including subscriptions on the exercise of stock options.  In addition, our subsidiaries received $9.6 million of cash on subscriptions of their common shares by non-controlling interests.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At September 30, 2006, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to meet the obligations under our other contractual commitments, and to finance interest and dividend payments on our Exchangeable Debentures and Series 1 Shares.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

DUNDEE CORPORATION

Dundee Bank of Canada was successful in raising deposits with the launch of fee-based investment account products towards the end of the third quarter of this year.  Capital requirements within Dundee Bank of Canada are a function of deposits and as these continue to grow, Dundee Wealth will be required to contribute additional capital.  This can be achieved by raising some form of debt or equity or redeploying internal capital.  Since June 2006, Dundee Wealth’s subsidiaries have funded an additional $100 million to Dundee Bank of Canada.  This amount exceeds our current regulatory capital requirement.  As at October 31, 2006, Dundee Bank of Canada has client deposits of $462 million.

Dundee Wealth continues to finance mutual fund sales commissions internally, thereby permitting them to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  Dundee Wealth continually assesses alternative financing opportunities to meet the potential demand for funding of commissions that may result from a significant increase in mutual fund asset gathering activities or other cash requirements.  With the release of our secured obligation following the redemption of the 6.70% secured debentures, the financing alternatives available to us and to our subsidiaries will be broadened as the restrictions on incurring secured financing on certain assets will be eliminated.  Accordingly, we will be analyzing the alternatives available to us in light of new business initiatives. As previously mentioned, Dundee Wealth has entered into a committed term sheet for a $350 million secured credit facility which can be used for general corporate purposes.

Our real estate operations will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate division in the remainder of 2006, both in acquiring new product and in developing existing projects.  We currently anticipate that operating cash flows from real estate activities will be sufficient to meet our cash flow requirements for real estate development.  As previously discussed, our real estate division recently increased their operating line from $50 million to $100 million, providing us with increased flexibility to operate this business efficiently.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
	2006			2005				2004
For the three months ended,	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Revenues	$227,967	$246,836	$243,618	$345,282	$205,693	$178,125	$204,561	$188,280
Dilution gain (loss)	2,098	(2,385)	3,547	2,946	638	97	12,992	2,377
Net earnings	3,517	36,310	18,460	43,518	6,414	4,193	22,226	10,372

Earnings per share
Basic	$0.14	$1.45	$0.74	$1.74	$0.26	$0.17	$0.88	$0.41
Diluted	$0.13	$1.38	$0.69	$1.66	$0.24	$0.16	$0.85	$0.39

➢

Net earnings in the third quarter of 2006 include an unrealized loss on our Exchangeable Debentures of $15.1 million.  As previously discussed, GAAP requires that we state our liability in respect of our Exchangeable Debentures at the higher of the face value of the debentures or the value of the underlying units of Dundee REIT that would be delivered in the event that all exchange rights were tendered.  However, GAAP does not permit us to similarly revalue our investment in the Dundee REIT units that we intend to use to settle the exchange right.  This causes a discrepancy in earnings and we may therefore experience significant fluctuations in earnings on a period by period basis.

➢

Consistent with activity in the wealth management industry, Dundee Financial Group expects higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.  Performance fees in our investment management division are only earned when they can be determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2005, we reported $32.2 million of performance fee revenue compared with $7.8 million earned in the fourth quarter of 2004.

DUNDEE CORPORATION

➢

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  Dundee Realty closed the second phase of the Pantages project, the Opus Tower, in the first quarter of 2005, generating revenues of approximately $18 million in that period.  In the second quarter of 2006, Dundee Realty sold its 50% interest in DMLP, generating an investment gain of $9.8 million.

➢

Weather conditions may also affect the operating results of our real estate division.  Arapahoe Basin and our 33% interest in Bear Valley, both ski resorts, do not operate in the summer months, reducing revenue from these properties during that period.  Development of land and single-family housing projects in western Canada is generally most extensive in the second and third quarters of each year, with sales in the fourth quarter following completion.

➢

Investment income, which is included with revenues in the previous table, includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

➢

Our share of earnings of equity accounted investees are included in net earnings for each quarter.  Earnings from each of our equity accounted subsidiaries may fluctuate significantly from period to period and may depend on market forces or other operating conditions that are not necessarily under our control.  This is particularly evident in the second quarter of 2006 where robust metal prices increased earnings in Breakwater and Dundee Precious, which contributed to $12.9 million of earnings from equity accounted investments in that period.  Equity earnings from these investments were also strong in the third quarter of 2006, generating additional earnings from equity accounted investments of $10.4 million.

➢

In the first quarter of 2005, Dundee Wealth completed a public offering, diluting our ownership interest in Dundee Wealth.  Accordingly, we recognized a dilution gain of approximately $13.0 million in that quarter.  Dilutions resulting from issuances of shares by our equity accounted investees are included as part of our share of earnings from these equity accounted investees.

CONTINGENCIES AND COMMITMENTS

Other than as discussed below, there have been no other substantive changes to the description and nature of contingencies and commitments from those described in note 12 to the 2005 Audited Financial Statements and the associated management’s discussion and analysis as at and for the year ended December 31, 2005.

Shareholders’ Agreement

In October 2002, Dundee Wealth completed the acquisition of StrategicNova which resulted in Caisse de dépôt et placement du Québec (“Caisse”) acquiring a non-controlling interest in DWM.  At that time, we entered into a shareholders’ agreement governing the relationship between Caisse and DWM.  The shareholders’ agreement details the circumstances pursuant to which Caisse may sell its shares to DWM.  From October 2005 to September 2009, Caisse may only sell its shares in DWM either to the Company, Dundee Wealth, or to DWM.  If Caisse exercises its right, it is entitled to receive fair market value for its shares in DWM, as more fully described below.  This contingent purchase requirement is not recorded as a liability, although we do report Caisse’s interest in DWM’s book value as non-controlling interest on the consolidated balance sheets.

At the time the shareholders’ agreement was entered into, it was contemplated that at one time in the future, DWM would become a public company of sufficient size and at such time, most of the terms of the shareholders’ agreement and rights of Caisse would terminate.  The shareholders’ agreement describes the fact that when DWM becomes a “qualified issuer”, which is defined as a reporting issuer which for any period of 180 consecutive days (i) has voting common shares listed on a recognized stock exchange, (ii) has an aggregate market capitalization of at least $900 million and (iii) has a public float of its common shares including those shares held by Caisse equal to at least 35% of its outstanding common shares, most of these terms of the shareholders’ agreement terminate.  Following a proposed amalgamation of Dundee Wealth and DWM, Dundee Wealth meets the definition of a “qualified issuer” and accordingly, subsequent to January 1, 2007, the Caisse will maintain only its right to

DUNDEE CORPORATION

retain its ownership interest through rights of pre-emption, in addition to prospectus rights and board seats.  All other rights, including the put right will terminate, although Caisse will have 20 business days following the amalgamation to notify Dundee Wealth of its intention to exercise its put.  In the event that Caisse elects to exercise its put option in lieu of receiving shares of Dundee Wealth on the amalgamation, we will be required to purchase Caisse’s interest in DWM at fair value payable in cash determined in accordance with the terms of the shareholders’ agreement.  The shareholders’ agreement requires this fair value to be calculated by independent valuators who shall follow the rules of art of their profession to provide the “en bloc” fair market value of DWM, calculated as the highest price that a purchaser who is not obliged to purchase would pay a vendor who is not obliged to sell when transacting at arm’s length in an open and unrestricted market.  Caisse has not, as yet, declared its intention, but Dundee Wealth has the available resources to meet this potential obligation should it arise.  Subsequent to the quarter end, Dundee Wealth received a committed term sheet from a major Canadian bank for a secured credit facility in the amount of $350 million to be utilized for general corporate purposes.  Most other terms of the shareholders’ agreement will terminate on the date of the amalgamation, although Caisse, if it elects to receive its pro-rata interest of 16% of Dundee Wealth, will retain its rights to maintain its ownership percentage, prospectus rights and two board seats in Dundee Wealth.  Obviously, if Caisse elects to use its put right for its 16% interest to Dundee Wealth in a timely fashion, there may be no need to continue with the proposed amalgamation.

In the event that this purchase is completed, it will be accounted for as a step purchase in DWM and the purchase price, net of the elimination of the non-controlling interest, will be allocated to the net assets acquired, based on their fair value at that time.  As an alternative to purchasing the shares of DWM, Dundee Wealth may, in certain circumstances, elect to institute a sales process for DWM.

Change of Control Provisions

As a direct result of Dundee Wealth’s concern related to the potential actions of Caisse relative to its put decision, the Board of Directors of Dundee Wealth has approved, in principle, and has instructed its compensation committee to develop, the establishment of industry standard change of control provisions for senior officers and portfolio managers.

Skeena Capital Trust (“Skeena”)

Following receipt of its registration as a commercial paper issuer, a subsidiary of Dundee Wealth launched its first product “Skeena Capital Trust”, raising $1.2 billion on a year-to-date basis to September 30, 2006.  As a condition to the credit rating provided by Dominion Bond Rating Service on the Series A Notes of Skeena, the subsidiary established a segregated reserve account that will be available to support Skeena’s day-to-day operations as well as anticipated and unanticipated administrative costs and expenses.  The segregated reserve account has been initially seeded with $5 million and once conduit outstandings exceed $2 billion, will increase at a rate of ten basis points per $100 million of additional Series A Notes issued, subject to a maximum of $10 million. The segregated reserve account is shown separately in our consolidated balance sheet as “cash collateral, secured  notes”.

Support Agreement

We had previously entered into support agreements with our subsidiaries pursuant to which they agreed to comply with the covenants and provisions of our trust indenture for $150 million of debentures that were to mature on September 24, 2007 (the “Debentures”).  At the request of Dundee Wealth and its subsidiaries, the Debentures were called for early redemption on August 8, 2006, and the obligations under the support agreement were terminated.  In connection with the termination of the support agreement, we received a reimbursement from our subsidiaries for the $3.3 million early redemption premium paid to the debenture holders.

DUNDEE CORPORATION

Contingent Litigation Liabilities

A subsidiary of Dundee Wealth is named in claims for approximately $9.7 million initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place in 1996 and 1997.  Dundee Wealth and its subsidiaries are also defendants in various other legal actions.  Dundee Wealth intends to vigorously defend itself against these claims.  Although the outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of Dundee Wealth, based on information currently available, that these are not material liabilities, adequate financial provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.  A class action lawsuit of which a subsidiary of Dundee Wealth was a defendant was settled subsequent to the quarter end.

MANAGING RISK

No changes have been identified to risk factors affecting our business and our approaches to managing these risks from those described in our management’s discussion and analysis as at and for the year ended December 31, 2005.

FORWARD LOOKING STATEMENTS

This interim Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and condition.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Risk and Uncertainties” section of our Management’s Discussion and Analysis as at and for the year ended December 31, 2005.  The forward looking statements that are contained in this report are made as of November 14 2006, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

November 14, 2006

DUNDEE CORPORATION

      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

         As at and for the three and nine months ended September 30, 2006 and 2005

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at September 30, 2006 and December 31, 2005
(expressed in thousands of Canadian dollars) (unaudited)

September 30, 2006		December 31, 2005

ASSETS
Cash and cash equivalents	$396,064	$413,320
Cash collateral, structured notes (note 10)	5,000	-
Brokerage securities owned	74,603	24,804
Accounts receivable	189,388	250,261
Client accounts receivable	542,976	365,145
Corporate investments (note 3)	471,168	387,374
Deferred sales commissions	167,072	141,266
Capital and other assets	469,660	336,187
Goodwill and other intangible assets (notes 2 and 4)	459,278	451,283
TOTAL ASSETS	$2,775,209	$2,369,640

LIABILITIES
Bank indebtedness	$21,025	$33,169
Accounts payable and accrued liabilities	214,710	214,289
Brokerage securities sold short	38,735	6,099
Client deposits and related liabilities	599,073	413,380
Income taxes payable	18,224	27,410
Corporate debt (note 5)	427,928	473,100
Preference shares, series 1 (note 6)	141,902	-
Future income tax liabilities	99,258	89,142
	1,560,855	1,256,589

NON-CONTROLLING INTEREST	429,618	386,012

SHAREHOLDERS' EQUITY (note 7)
Share capital
Common shares	289,719	287,002
Contributed surplus	5,011	3,813
Retained earnings	492,473	438,926
Foreign currency translation adjustment	(2,467)	(2,702)
	784,736	727,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,775,209	$2,369,640
The accompanying notes are an integral part of these consolidated financial statements.

1

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and nine months ended September 30, 2006 and 2005
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
Three Months				Nine Months
2006		2005	2006	2005
REVENUES
Management and administration fees	$92,391	$76,489	$273,121	$211,983
Redemption fees	2,798	2,729	9,480	8,620
Financial services	81,156	83,526	279,433	245,099
Real estate revenues	37,787	33,209	122,306	108,934
Oil and gas sales, net of royalties	-	(48)	-	-
	214,132	195,905	684,340	574,636
Investment income	13,835	9,788	34,081	13,743
	227,967	205,693	718,421	588,379

EXPENSES
Selling, general and administrative	76,487	69,297	218,699	191,948
Variable compensation	53,378	54,359	183,524	162,835
Trailer service fees	26,122	20,053	75,897	55,213
Operating costs, real estate	28,713	23,303	88,319	75,842
Operating costs, oil and gas properties	-	656	-	-
	184,700	167,668	566,439	485,838

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	43,267	38,025	151,982	102,541
Amortization of deferred sales commissions	13,970	11,312	39,658	32,156
Depreciation, depletion and amortization	7,845	3,677	21,033	10,310
Interest expense	11,762	6,179	26,308	13,928

OPERATING EARNINGS (LOSS)	9,690	16,857	64,983	46,147
Share of earnings of equity accounted investees	14,276	5,318	56,701	9,235
Dilution gains	2,098	638	3,260	13,727
Unrealized loss on exchangeable debentures	(15,062)	-	(15,062)	-
Income taxes
Current	(6,669)	(6,507)	(26,616)	(14,537)
Future	116	(6,858)	(7,885)	(13,245)
	(6,553)	(13,365)	(34,501)	(27,782)

Non-controlling interest	(932)	(3,034)	(17,094)	(8,494)
NET EARNINGS (LOSS) FOR THE PERIOD	$3,517	$6,414	$58,287	$32,833

EARNINGS PER SHARE
Basic	$0.14	$0.26	$2.33	$1.30
Diluted	$0.13	$0.24	$2.18	$1.24

2

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the nine months ended September 30, 2006 and year ended December 31, 2005
(expressed in thousands of Canadian dollars) (unaudited)
Foreign
Currency
Common		Contributed	Retained	Translation
Shares		Surplus	Earnings	Adjustment	Total
Balance, December 31, 2004	$290,220	$2,253	$367,604	$(2,067)	$658,010
Net earnings	-	-	76,351	-	76,351
Foreign currency translation adjustment	-	-	-	(635)	(635)
Issuance of Class A subordinate shares for cash	424	-	-	-	424
Issuance of Class A subordinate shares
for non-cash consideration	45	-	-	-	45
Stock based compensation	-	1,092	-	-	1,092
Issuance of deferred share units	-	468	-	-	468
Cancellation of options	-	-	(249)	-	(249)
Acquisition of Class A subordinate shares for cancellation	(3,687)	-	(4,662)	-	(8,349)
Costs associated with cancellation of Class A subordinate shares	-	-	(118)	-	(118)
Balance, December 31, 2005	287,002	3,813	438,926	(2,702)	727,039
Net earnings	-	-	58,287	-	58,287
Foreign currency translation adjustment	-	-	-	235	235
Issuance of Class A subordinate shares for cash	129	-	-	-	129
Issuance of Class A subordinate shares					-
for non-cash consideration	151		-	-	151
Stock based compensation	-	851	-	-	851
Issuance of deferred share units	-	432	-	-	432
Exercise of options	3,282	-	-	-	3,282
Cancellation of options	-	-	(3,057)	-	(3,057)
Cancellation of DSUs	-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation	(845)	-	(1,683)	-	(2,528)
Balance, September 30, 2006	$289,719	$5,011	$492,473	$(2,467)	$784,736

3

DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and nine months ended September 30, 2006 and 2005
(expressed in thousands of Canadian dollars) (unaudited)
Three Months				Nine Months
2006		2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$3,517	$6,414	$58,287	$32,833
Non-cash items in net earnings:
Depreciation, depletion and amortization	21,815	14,989	60,691	42,466
Net investment gains	(11,311)	(7,782)	(27,203)	(9,170)
Share of unremitted equity earnings	(14,276)	(5,318)	(56,701)	(9,235)
Dilution gains	(2,098)	(638)	(3,260)	(13,727)
Unrealized loss on exchangeable debentures, net of tax	15,062	-	15,062	-
Future income taxes	2,605	6,858	10,606	13,245
Non-controlling interest	932	3,034	17,094	8,494
Other	3,790	2,805	6,616	6,622
	20,036	20,362	81,192	71,528
Changes in:
Cash collateral, structured notes	(5,000)	-	(5,000)	-
Accounts receivable	(29,524)	5,759	42,391	22,195
Accounts payable and accrued liabilities	17,140	20,453	5,780	(10,102)
Bank indebtedness	21	199	(12,144)	14,764
Income taxes payable	325	5,396	(10,667)	(2,394)
Brokerage securities owned and sold short, net	(13,074)	(2,358)	(20,261)	(12,404)
Client accounts receivable, net of client deposits and related liabilities	72,165	2,585	7,862	10,351
Development of land, housing and condominium inventory	(20,102)	(19,692)	(38,071)	(23,261)
Other real estate working capital	2,404	10,856	(502)	6,624
CASH PROVIDED FROM OPERATING ACTIVITIES	44,391	43,560	50,580	77,301
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(2,174)	(902)	(9,900)	(49,036)
Investment in other real estate assets	(45,977)	(12,858)	(64,708)	(18,171)
Sales commissions incurred on distribution of mutual funds	(17,809)	(16,998)	(65,464)	(59,605)
Proceeds from dispositions of corporate investments	29,431	22,364	32,053	61,523
Acquisitions of corporate investments	(30,739)	(60,109)	(41,225)	(68,351)
Acquisition of shares in subsidiary	-	(2,100)	-	(2,100)
Acquisition of shares from non-controlling interests	-	-	(1,000)	(1,000)
Cash disbursed in business combinations	(2,109)	-	(5,988)	-
Other	(12,393)	(7,411)	(19,431)	(23,600)
CASH USED IN INVESTING ACTIVITIES	(81,770)	(78,014)	(175,663)	(160,340)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preference shares, series 1, net of costs (note 6)	(232)	-	145,382	-
Issuance of exchangeable debentures, net of deferred costs on issue	-	(5,907)	-	89,946
Issuance of shares in subsidiaries to non-controlling shareholders	3,095	2,966	9,562	63,572
Redemption of debentures due September 2007	(150,000)	-	(150,000)	-
Change in real estate debt	65,629	(2,840)	92,070	30,379
Change in corporate debt	102,713	18,332	14,714	18,617
Issuance of Class A subordinate shares, net of issue costs	664	60	3,411	364
Acquisition of Class A subordinate shares, net of costs	(115)	(8,349)	(2,528)	(8,349)
Cancellation of shares in subsidiary	(594)	(1,458)	(784)	(4,407)
Dividends paid by subsidiaries to non-controlling shareholders	(2,458)	(704)	(4,000)	(1,862)
CASH PROVIDED FROM FINANCING ACTIVITIES	18,702	2,100	107,827	188,260
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(18,677)	(32,354)	(17,256)	105,221
Cash and cash equivalents, beginning of period	414,741	313,073	413,320	175,498
CASH AND CASH EQUIVALENTS, END OF PERIOD	$396,064	280,719	$396,064	$280,719
Cash flows from operating activities include the following:
Interest paid	$26,825	$5,549	$41,371	$13,298
Taxes paid	$6,471	$2,710	$40,209	$21,677
The accompanying notes are an integral part of these consolidated financial statements.

4

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and nine months ended September 30, 2006 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts) (unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company” or “Dundee Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2005 (“2005 Audited Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2005 Audited Financial Statements.

The preparation of interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.

BUSINESS COMBINATIONS

B.Comm Financial MGA Inc. (“B.Comm”)

On August 31, 2006, a subsidiary of Dundee Wealth Management Inc. (“Dundee Wealth”), the Company’s 61% owned subsidiary, entered into a share purchase agreement to acquire all of the issued and outstanding shares of B.Comm, a company engaged primarily in providing insurance services to insurance brokerages.  The Company’s subsidiary paid cash of $2,166,000 at closing and agreed to pay a further $2,110,000 in cash to the former shareholders, subject to their meeting certain criteria, including revenue-related criteria, within three (3) years from the date of the transaction.  The Company assumed this contingent consideration will be payable and has reflected this in the aggregate purchase price, resulting in an allocation of $4,095,000, together with tax thereon of $2,017,000, to customer relationships which have been included with “goodwill and other intangible assets” (note 4) on the Company’s consolidated balance sheet.  Customer relationships will be amortized over their estimated life of five (5) years.

Restructuring of Dundee Realty Corporation (“Dundee Realty”)

On June 19, 2006, the Company and the non-controlling shareholder of Dundee Realty restructured their holdings in Dundee Realty, pursuant to which, amongst other things, the Company exchanged certain of its holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty.  Concurrently, the non-controlling shareholder exercised  options to acquire additional common shares of Dundee Realty at an aggregate exercise price of $1,680,000.  Following these transactions, the Company’s interest in Dundee Realty was diluted from 86.4% to 78.3%.  Included in net earnings for the nine months ended September 30, 2006 is a dilution loss of $6,956,000 in respect of these transactions.

5

DUNDEE CORPORATION

On July 31, 2006, Dundee Realty completed a series of further transactions that resulted in a substantial portion of the Company’s interest in Dundee REIT being separated from Dundee Realty and transferred into a new, wholly owned subsidiary of the Company.  In addition, as part of the restructuring, the non-controlling shareholder of Dundee Realty was granted an option through the issuance of a class of Dundee Realty shares that will enable it to acquire additional shares of Dundee Realty over a six (6) year period at a cost of approximately $10,700,000.  If exercised, the option purchase will increase the non-controlling shareholder’s interest from 22% to 30%.  The option purchase will vest in equal annual installments over the six-year period and is subject to the non-controlling shareholder remaining an employee of Dundee Realty.

Harrington Lane Inc. (“Harrington”)

On February 28, 2006, Dundee Wealth acquired all the outstanding shares of Harrington, a professional advisory company.  Dundee Wealth paid cash of $2,000,000 on closing.  In addition, Dundee Wealth issued 350,000 common shares from its treasury with a stated value of $3,763,000 to the former principal shareholders of Harrington, who have committed themselves to Dundee Wealth under employment contracts.  These common shares are being held in escrow and will be released to the former principal shareholders of Harrington subject to certain conditions of employment, over the next five (5) years.  The aggregate purchase price of $5,763,000 has been deferred and will be charged as a period expense over a five (5) year period.

Central Ontario Financial Group Inc. (“COFG”)

Effective January 1, 2006, a subsidiary of Dundee Wealth acquired COFG, an insurance company.  The aggregate purchase price of $2,500,000, together with tax thereon of $1,414,000, has been allocated to customer relationships and has been included with “goodwill and other intangible assets” (note 4) on the Company’s consolidated balance sheet and will be amortized over an estimated life of five (5) years.

3.

CORPORATE INVESTMENTS

September 30, 2006						December 31, 2005
Period End			Non-			Year end
Ownership		Listed	Quoted	Loans	Total	Ownership	Total
Equity Accounted Investments
Breakwater Resources Ltd. (a)	0%	$54,102	$-	$-	$54,102	0.180000	$33,502
Dundee Precious Metals Inc.	0%	74,255	-	-	74,255	0.210000	63,177
Dundee Real Estate Investment Trust (b)	0%	180,974	-	-	180,974	0.310000	149,305
Other		4,077	3,926	-	8,003		6,703
Marketable Securities		81,472	-	-	81,472		75,945
Other Portfolio Investments		22,974	10,583	38,805	72,362		58,742
		$417,854	$14,509	$38,805	$471,168		$387,374

(a)

Book value and period end ownership are reported before considering ownership of 30,801,000 warrants to acquire additional shares of Breakwater Resources Ltd. at $0.20 per share.

(b)

Approximately 93% of the Company’s interest in Dundee Real Estate Investment Trust (“Dundee REIT”) is held through units of Dundee Properties Limited Partnership (“DPLP”) with the remainder in publicly traded REIT units.  These limited partnership units are convertible, at the Company’s option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures (note 5), the Company has placed approximately 3,300,000 units of DPLP into escrow.

The estimated fair value of corporate investments as at September 30, 2006, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $736,000,000 (December 31, 2005 - $567,000,000).  Increases in quoted market values result primarily from the Company’s investment in Dundee REIT, although investments in the resource sector, including Breakwater Resources Ltd. and Dundee Precious Metals Inc., also contributed significantly to this increase.

6

DUNDEE CORPORATION

Corporate Investments Segregated by Business Segment

September 30, 2006		December 31, 2005
Real estate	$180,974	$149,305
Resources	171,255	118,825
Other investments	118,939	119,244
	$471,168	$387,374

Investment Income and Income from Corporate Investments

Three Months				Nine Months
For the three and nine months ended September 30,	2006	2005	2006	2005
Interest, dividends and foreign exchange	$2,524	$1,817	$6,878	$4,572
Realized investment gains, net
Transactions in corporate investments	11,346	7,971	14,202	9,171
Disposition of interest in a property management company by Dundee Realty	-	-	9,755	-
Other real estate gains (losses)	(35)	-	15	-
Settlement of debt obligations in subsidiary of Dundee Wealth (note 5)	-	-	3,231	-
	13,835	9,788	34,081	13,743
Share of earnings of equity accounted investments
Share of earnings	12,076	4,439	36,220	7,035
Gains from dilutions of interest	2,200	879	20,481	2,200
	14,276	5,318	56,701	9,235
	$28,111	$15,106	$90,782	$22,978

Disposition of Interest in Dundee Management Limited Partnership

On May 12, 2006, Dundee Realty sold its 50% interest in Dundee Management Limited Partnership (“DMLP”), a property management and real estate advisory services company to Dundee REIT.  Previously, Dundee REIT held a 50% interest in DMLP.  In consideration, the Company received 450,000 limited partnership units of DPLP, which may be converted, at the Company’s option, to units of Dundee REIT on a one-for-one basis.  The purchase agreement includes a price adjustment for up to an additional 100,000 units of DPLP, which may be delivered to Dundee Realty on June 30, 2007 subject to a formula that is based on certain minimum levels of future acquisitions to be completed by DPLP on or before June 30, 2007.

In the second quarter of 2006, the Company recognized proceeds of disposition of $13,914,000 and recognized a gain of $9,755,000 in respect of this transaction.  Proceeds recognized include the value of the 450,000 DPLP units delivered at closing and an additional 37,970 DPLP units earned pursuant to the price adjustment.

DMLP and Dundee Realty have agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty for an additional five (5) years to June 30, 2013.

4.

GOODWILL AND OTHER INTANGIBLE ASSETS

September 30, 2006				December 31, 2005
Accumulated			Net Book	Net Book
Cost		Amortization	Value	Value
Goodwill	$318,336	$-	$318,336	$318,332
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	5,605	24,968	26,497
Customer relationships (note 2)	10,209	689	9,520	-
Bank license	1,439	-	1,439	1,439
	$465,572	$6,294	$459,278	$451,283

7

DUNDEE CORPORATION

5.

CORPORATE DEBT

September 30, 2006		December 31, 2005
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$-	$149,920
$92.8 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	107,836	95,000
$100 million - revolving term credit facility due August 31, 2007	81,334	83,591
Other	773	773
Subsidiaries
$22.3 million - revolving term credit facility, subsidiary of Dundee Wealth due May 30, 2007	21,650	3,300
Mandatorily redeemable preferred shares of Dundee Wealth	-	10,000
Real estate debt, Dundee Realty	212,578	121,168
Income trusts, subsidiary of Dundee Wealth	3,651	8,313
Other	106	1,035
	$427,928	$473,100

Early Redemption of 6.70% Senior Debentures due September 24, 2007 (the “Debentures”)

On August 8, 2006 the Company redeemed its $150,000,000 Debentures, which were due September 24, 2007.  The aggregate cash redemption price was $157,026,000, including principal, an early redemption premium and accrued and unpaid interest to the date of redemption.  The redemption price was funded primarily with the proceeds from the Company’s offering of Series 1 Shares (see note 6).

$92.8 Million 5.85% Exchangeable Unsecured Subordinated Debentures (“Exchangeable Debentures”)

In accordance with Canadian GAAP, the carrying value of the Company’s Exchangeable Debentures are adjusted in the consolidated financial statements of the Company to reflect the market value of the underlying Dundee REIT units, provided that such adjustment does not result in a carrying value that is below the principal value of the Exchangeable Debentures outstanding.  The market value is determined based on the quoted market value of the Dundee REIT units at each period end. Any change in carrying value resulting from such adjustments will be recorded in consolidated net earnings.  At the time of any exchange, Dundee Corporation will be considered to have disposed of Dundee REIT units and accordingly, Dundee Corporation will recognize an associated gain or loss.

At September 30, 2006, the market value of the Dundee REIT units underlying the outstanding Exchangeable Debentures was $107,836,000 and accordingly, the Company recognized an unrealized loss in respect of the Exchangeable Debentures of $15,062,000.

During the third quarter of 2006, $7,196,000 of Exchangeable Debentures were surrendered for exchange in accordance with the terms of the Exchangeable Debentures.  In settlement, the Company delivered 241,878 Dundee REIT units and recognized an associated gain on disposition of the Dundee REIT units of $3,347,000.

Corporate Revolving Term Credit Facilities with a Canadian Chartered Bank

In the third quarter of 2006, the Company renewed its $100,000,000 revolving term credit facility with a Canadian chartered bank, extending the expiry date to August 31, 2007.  The terms of the amended credit facility provide for a tiered interest rate structure based on the Company’s public debt rating.

$22.3 Million Revolving Term Credit Facility Available to Dundee Wealth

Subsequent to September 30, 2006, Dundee Wealth entered into a committed term facility with a Canadian chartered bank for up to $350,000,000.  The commitment, which expires on February 15, 2007, contemplates that Dundee Wealth will grant security over the assets of Goodman & Company, Investment Counsel Ltd., Dundee Wealth’s investment management subsidiary.  In the event this loan is completed, the existing revolving term credit facility for $22,300,000 will be terminated.

8

DUNDEE CORPORATION

Conversion of Redeemable Preference Shares of Dundee Wealth

In the first quarter of 2006, Dundee Wealth exercised its conversion right in respect of its mandatorily redeemable preference shares, and converted $10,000,000 to common shares of Dundee Wealth issued from its treasury.

Dundee Realty Revolving Term Credit Facility

In the third quarter of 2006, Dundee Realty increased the limit on its revolving term credit facility with a Canadian chartered bank from $50,000,000 to $100,000,000.

Settlement of Debt Obligations to Multi-Fund Income Trust (“Multi-Fund”)

On June 13, 2006, a subsidiary of the Company paid $1,003,000 in full settlement of amounts owing to Multi-Fund Income Trust.  Included in investment income in the second quarter of 2006 is a gain of $3,231,000 recognized in respect of this settlement.

6.

FIRST PREFERENCE SHARES, SERIES 1

On June 22, 2006, the Company issued 6,000,000 5.00% cumulative redeemable first preference shares, series 1 (“Series 1 Shares”) at a price of $25 per Series 1 Share.  The Series 1 Shares rank in priority to the Class A subordinate voting shares (“Subordinate Shares”) and the class B common shares of the Company as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of the Company.  The Series 1 Shares entitle the holder to a fixed preferential cumulative dividend at the rate of 5% per annum, payable quarterly.  The Series 1 Shares are generally non-voting, except in limited circumstances.

The Series 1 Shares may be redeemed, at the option of the Company, at any time after June 30, 2006 at a price per Series 1 Share which declines over time in accordance with the terms of the Series 1 Shares from $27.25 per Series 1 Share if such share is redeemed prior to June 30, 2007 to $25.00 per Series 1 Share if such share is redeemed after June 30, 2015 (the “Redemption Price Schedule”).

The Company may convert the Series 1 Shares to Subordinate Shares of the Company (the “Conversion Option”) at any time after June 30, 2006, subject to regulatory approval.  The Series 1 Shares will be converted on the basis of one Series 1 Share for that number of Subordinate Shares that is equal to the redemption price at the time of the conversion determined in accordance with the Redemption Price Schedule divided by the current market price of the Subordinate Shares, determined in accordance with a formula.

Any redemption or conversion of the Series 1 Shares prior to June 30, 2011 is limited to circumstances where the Series 1 Shares are entitled to vote separately as a class or series by law.

The Company may, at any time, purchase the Series 1 Shares for cancellation, which purchase may occur in the open market, by private placement or otherwise.

Series 1 Shares are retractable by the holder at any time after June 30, 2016 for cash of $25.00 per Series 1 Share.

9

DUNDEE CORPORATION

7.

SHARE CAPITAL

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
Number		Amount	Number	Amount	Number	Amount
Outstanding December 31, 2005	23,907,971	$278,770	1,048,416	$8,232	24,956,387	$287,002
Transactions during the nine months ended
September 30, 2006
Redeemed pursuant to issuer bids	(71,412)	(845)	-	-	(71,412)	(845)
Issuance of shares under the
share incentive plan	9,077	280	-	-	9,077	280
Options exercised	204,146	3,282	-	-	204,146	3,282
Conversion from Class B Shares
to Subordinate Shares	7,975	61	(7,975)	(61)	-	-
Outstanding September 30, 2006	24,057,757	$281,548	1,040,441	$8,171	25,098,198	$289,719

Substantial Issuer Bid

On December 12, 2005, the Company announced a substantial issuer bid to purchase up to 2,500,000 Subordinate Shares for cash, subject to certain conditions (“the Offer”).  The Offer expired on February 6, 2006.  An aggregate of 71,412 Subordinate Shares with a stated value of $845,000 were redeemed and subsequently cancelled.  The Company paid $29.50 per share or an aggregate of $2,107,000 to retire the shares.  The excess of the cancellation price of $1,262,000 over the value of stated capital has been recorded as a reduction to retained earnings.  In the first nine months of 2006, transaction costs of $421,000 were incurred in respect of the Offer and were recorded as a further reduction to retained earnings.

Share Option Plan

In the first nine months of 2006, the Company issued 204,146 Subordinate Shares on the exercise of options at an average price of $16.08 per share, including 95,490 options that were exercised immediately prior to their ten-year expiry date.  In addition, the Company cancelled 283,306 options for cash of $4,860,000 the majority of which had been issued to former senior executives.  On September 30, 2006, there were 1,404,548 options outstanding at an average exercise price of $20.59.

Deferred Share Unit Plan

During the first nine months of 2006, the Company granted 12,484 deferred share units (DSU’s) under the terms of its deferred share unit plan, increasing contributed surplus by $432,000.  In addition, the Company issued 3,793 Subordinate Shares to settle obligations on an equivalent number of DSU’s previously issued.  At September 30, 2006, there were 106,014 DSU’s outstanding.  Subsequent to September 30, 2006, the Company granted 2,603 further DSU awards to settle directors’ remuneration.

8.

EARNINGS PER SHARE

Three Months				Nine Months
For the three and nine months ended September 30,	2006	2005	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$3,517	$6,414	$58,287	$32,833
Weighted average number of shares outstanding	25,084,138	25,008,194	25,048,108	25,170,220
Basic earnings per share	$0.14	$0.26	$2.33	$1.30

Effect of dilutive securities to available net earnings	$(63)	$(237)	$(1,722)	$(648)
Effect of dilutive securities to weighted average number of shares outstanding	836,883	690,121	888,965	687,026
Diluted earnings per share	$0.13	$0.24	$2.18	$1.24

10

DUNDEE CORPORATION

9.

STOCK BASED COMPENSATION

Details of the Company’s share incentive plan components are disclosed in note 11 to the 2005 Audited Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company’s share incentive plan during the three and nine months ended September 30, 2006 and 2005.

	Nine months ended September 30, 2006					Nine months ended September 30, 2005
Number			Compensation expense			Number		Compensation expense
of		Employee	Treasury	Market		of	Employee	Treasury	Market
Shares		Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share purchase plan	5,284	$129	$66	$63	$129	7,310	$170	$33	$137	$170
Share option plan	204,146	3,282	-	-	-	15,000	194	-	-	-
Stock option expense over vesting period	-	-	-	-	762	-	-	-	-	701
Deferred share unit plan	3,793	-	-	-	568	-	-	-	-	325

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
Dundee Wealth					10,669					7,825
Eurogas Corporation					564					600
Dundee Realty Corporation					197					63
Share of stock based compensation
in equity accounted investees					1,034					914
			$66	$63	$13,923			$33	$137	$10,598

	Three months ended September 30, 2006					Three months ended September 30, 2005
Number			Compensation expense			Number		Compensation expense
of		Employee	Treasury	Market		of	Employee	Treasury	Market
Shares		Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share purchase plan	1,489	$45	$23	$22	$45	2,482	$60	$11	$49	$60
Share option plan	35,500	619	-	-	-	-	-	-	-	-
Stock option expense over vesting period	-	-	-	-	310	-	-	-	-	240
Deferred share unit plan	-	-	-	-	307	-	-	-	-	185

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
Dundee Wealth					3,652					2,941
Eurogas Corporation					-					63
Dundee Realty Corporation					89					16
Share of stock based compensation
in equity accounted investees					172					265
			$23	$22	$4,575			$11	$49	$3,770

10.CONTINGENCIES AND COMMITMENTS

Other than as discussed below, there have been no other substantive changes to the description and nature of contingencies and commitments from those described in note 12 to the 2005 Audited Financial Statements.

Skeena Capital Trust (“Skeena”)

Skeena is the special purpose vehicle through which Dundee Wealth’s structured notes have been issued.  It has been established for the purpose of purchasing or otherwise acquiring certain eligible assets and financing such activities, wholly or partially, with borrowed funds including through the issuance of certain notes to the public by way of an offering memorandum.  A subsidiary of Dundee Wealth has deposited $5,000,000 to a segregated reserve account that will be available to cover, in certain circumstances, unanticipated operational expenses, increased funding costs or other administrative costs and expenses associated with the issuance of the notes.  The subsidiary has committed to increase such funding once conduit outstandings exceed $2,000,000,000 at a rate of ten basis points per $100,000,000 of additional notes issued, subject to a maximum of $10,000,000.  The $5,000,000 deposit has been included as “cash collateral, structured notes” on the Company’s consolidated balance sheets.

11

DUNDEE CORPORATION

Contingent Liabilities

A subsidiary of Dundee Wealth is named in claims for approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place in 1996 and 1997.  The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate financial provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.  In the third quarter of 2006, Dundee Wealth accrued $4,000,000 related to a class action claim that was settled subsequent to September 30, 2006, subject to court approval, for $7,000,000.  This claim was inherited by Dundee Wealth on the acquisition of a predecessor corporation in December 2003 at which time $3,000,000 was accrued.

Investment in Iberian Minerals Corp.

In the third quarter of 2006, the Company’s wholly owned subsidiary, Dundee Resources Limited, invested $25,000,000 in a 5-year 6% convertible subordinated secured debenture issued by Iberian Minerals Corp., a company involved in the evaluation, development and mining of base metal deposits in Spain.  Subsequent to September 30, 2006 Dundee Resources Limited purchased 2,846,154 Iberian Minerals Corp. special warrants for a total additional investment of $3,700,000.

11.SEGMENTED INFORMATION

Segmented Earnings for the three and nine months ended September 30, 2006 and 2005
	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the nine months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
SEGMENTED OPERATIONS
Revenues	$570,943	$467,951	$135,423	$108,934	$2,747	$(431)	$15,247	$15,291	$(5,939)	$(3,366)	$718,421	$588,379
Expenses	523,980	438,716	106,314	87,381	2,750	1,828	28,787	20,127	(8,393)	(5,820)	653,438	542,232
OPERATING EARNINGS (LOSS)	46,963	29,235	29,109	21,553	(3)	(2,259)	(13,540)	(4,836)	2,454	2,454	64,983	46,147
Equity earnings	-	-	24,734	5,203	31,409	3,520	558	512	-	-	56,701	9,235
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	46,963	29,235	53,843	26,756	31,406	1,261	(12,982)	(4,324)	2,454	2,454	121,684	55,382
Unrealizd loss on Exchangeable Debentures	-	-	-	-	-	-	(15,062)	-	-	-	(15,062)	-
Non-controlling interest	(15,139)	(7,577)	(2,780)	(1,524)	825	607	-	-	-	-	(17,094)	(8,494)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	31,824	21,658	51,063	25,232	32,231	1,868	(28,044)	(4,324)	2,454	2,454	89,528	46,888
Dilution gains											3,260	13,727
Income tax provision											(34,501)	(27,782)
NET EARNINGS (LOSS)	$31,824	$21,658	$51,063	$25,232	$32,231	$1,868	$(28,044)	$(4,324)	$2,454	$2,454	$58,287	$32,833

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
For the three months ended September 30,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
SEGMENTED OPERATIONS
Revenues	$178,793	$163,527	$41,099	$33,209	$2,460	$(248)	$8,509	$10,604	$(2,894)	$(1,399)	$227,967	$205,693
Expenses	175,529	154,539	34,523	27,813	1,211	938	10,726	7,763	(3,712)	(2,217)	218,277	188,836
OPERATING EARNINGS (LOSS)	3,264	8,988	6,576	5,396	1,249	(1,186)	(2,217)	2,841	818	818	9,690	16,857
Equity earnings	-	-	3,686	1,736	10,375	3,461	215	121	-	-	14,276	5,318
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	3,264	8,988	10,262	7,132	11,624	2,275	(2,002)	2,962	818	818	23,966	22,175
Unrealizd loss on Exchangeable Debentures	-	-	-	-	-	-	(15,062)	-	-	-	(15,062)	-
Non-controlling interest	(783)	(2,818)	(315)	(443)	166	227	-	-	-	-	(932)	(3,034)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	2,481	6,170	9,947	6,689	11,790	2,502	(17,064)	2,962	818	818	7,972	19,141
Dilution gains											2,098	638
Income tax provision											(6,553)	(13,365)
NET EARNINGS (LOSS)	$2,481	$6,170	$9,947	$6,689	$11,790	$2,502	$(17,064)	$2,962	$818	$818	$3,517	$6,414

12

DUNDEE CORPORATION

Segmented Assets as at September 30, 2006 and December 31, 2005

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment		TOTAL
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Goodwill	$309,301	$309,297	$ -	$ -	$ -	$ -	$9,035	$9,305	$ -	$ -	$318,336	$318,332
Other assets	1,367,076	1,126,757	664,013	533,360	254,726	203,270	171,058	187,921	-	-	2,456,873	2,051,308
TOTAL ASSETS	$1,676,377	$1,436,054	$664,013	$533,360	$254,726	$203,270	$180,093	$196,956	$ -	$ -	$2,775,209	$2,369,640

12.SUBSEQUENT EVENTS

Dundee Wealth Proposed Internal Merger

On November 1, 2006, the Board of Directors of Dundee Wealth approved, in principle, an amalgamation between Dundee Wealth and its 83.7%-owned subsidiary, DWM Inc. (“DWM”) effective January 1, 2007.  The transaction is subject to receipt of all necessary shareholder and regulatory approvals.  A shareholders’ meeting of Dundee Wealth to approve the amalgamation has been called for December 29, 2006.  Pursuant to the amalgamation, the non-controlling shareholder of DWM will receive common shares of Dundee Wealth determined in accordance with a formula that would give it the equivalent percentage ownership in Dundee Wealth that it currently holds in DWM, being 16.3%, subject to the put option described below.

On October 2, 2002, Dundee Wealth entered into a shareholders’ agreement with Caisse de dépôt et placement du Québec (“Caisse”), the non-controlling shareholder of DWM, in respect of DWM.  The shareholders’ agreement details the circumstances pursuant to which Caisse may sell its shares to DWM.  From October 2005 to September 2009, Caisse may only sell its shares in DWM to either the Company, Dundee Wealth, or to DWM.  If Caisse exercises its right, it is entitled to receive fair market value for its shares in DWM, determined in accordance with the terms of the shareholders’ agreement. Following the proposed amalgamation of Dundee Wealth and DWM, Caisse will maintain only its right to retain its ownership interest through rights of pre-emption, in addition to prospectus rights and board seats.  All other rights, including the put right will terminate, although Caisse will have 20 business days following the amalgamation to notify Dundee Wealth of its intention to exercise its put.  In the event that the DWM shares are acquired by the Company, the purchase will be accounted for as a step acquisition of its interest in DWM and the purchase price, after elimination of the non-controlling interest, will be allocated to net assets acquired based on their estimated fair value.  As an alternative to purchasing the shares of DWM, the Company may, in certain circumstances, elect to institute a sale process for DWM.

Dundee Wealth has sufficient resources to meet this potential obligation.  Subsequent to the quarter end, Dundee Wealth obtained a committed term sheet from a major Canadian bank for a secured credit facility in the amount of $350,000,000 to be utilized for general corporate purposes.

Change of Control Provisions

As a direct result of Dundee Wealth’s concern related to the potential actions of the non-controlling shareholder relative to its put decision referred to above, the Board of Directors of Dundee Wealth has approved, in principle, and has instructed its compensation committee to develop, the establishment of industry standard change of control provisions for senior officers and portfolio managers of Dundee Wealth.

Transfer of Dundee Wealth BHC

During the third quarter of 2006, the Office of the Superintendent of Financial Institutions approved the transfer of the Company’s 100% interest in Dundee Wealth BHC to Dundee Wealth.  Subsequent to September 30, 2006, the Company completed the transfer of its direct interest in Dundee Wealth BHC to DWM for aggregate consideration of $26,287,000.  Since June 30, 2006, DWM has provided approximately $100,000,000 of additional funding to Dundee Wealth BHC to support capital requirements in its subsidiaries. Dundee Wealth BHC holds a 100% interest in Dundee Bank of Canada, a Canadian federally chartered Schedule I Bank, and a 100% interest in The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority.

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DUNDEE CORPORATION

Conversion of the Investment Management Division to an Income Trust

On October 10, 2006, the Board of Directors of Dundee Wealth approved, in principle, a conversion of Dundee Wealth’s investment management division into an income trust and offer the sale of 15% of the trust by way of an Initial Public Offering.  On November 1, 2006, Dundee Wealth announced that it is re-evaluating its plans in respect of this conversion in light of recent announcements by the Minister of Finance in respect of taxing distributions from income trusts and in any event, such income trust reorganization would not have been formalized until after the amalgamation of Dundee Wealth and DWM is finalized and Dundee Wealth has been advised by its non-controlling shareholder of DWM of its intentions with regard to its put option.

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DUNDEE CORPORATION